SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Annual Report 2006
Embratel Participações S.A.

To the Shareholders

In compliance with legal and statutory provisions the Management of Embratel Participações S.A. (“Embrapar” or “Company”), is hereby presenting to the Shareholders’ appreciation the Management’s Reports and the Company Individual and Consolidated Financial Statements accompanied by the Independent Auditors’ Opinion referring to the corporate year ended on December 31, 2006.

1 - Introduction

Embrapar is the holding of Empresa Brasileira de Telecomunicações S.A. – Embratel (“Embratel”). Embrapar major investments are mainly its direct interests in Embratel, which in turn controls mainly Star One S.A. ("Star One"), Vésper S.A. and Vésper São Paulo S.A. (collectively referred as “Vésper”) and PrimeSys Soluções Empresariais S.A. (“PrimeSys”), Net Serviços de Comunicação S.A. (“Net”) – and Telmex do Brasil Ltda. (“Tdb” or “Telmex do Brasil”). Below you will find a brief description of the investments mentioned above:

  Embratel is one of the largest providers of telecommunications services in Brazil offering full telecommunications solutions to the entire Brazilian market, including local telephony, domestic and international long distance, data transmission and Internet, and television and radio signal. Its telecommunication network coverage comprises the National Territory. Whether in Telephony, data or Internet, Embratel services offer a balance of value between technology, quality, security and profitability both for the corporate and residential markets and for public sector as well.

  Through its subsidiary Star One, Embratel offers provision of satellite capacity (data and Internet, voice and TV and radio digital signals) to the entire Country.

  Vésper, acquired in December 2003 by Embrapar, became an Embratel subsidiary in 2005 and in May that year its local Telephony services operation licenses were consolidated to Embratel’s. Therefore the local services (Telephony and broadband) offered in Vésper’s areas of activities are currently provided by Embratel.

  Embratel’s most recent acquisition was PrimeSys that is a leading company in managed telecommunication network operations offering fully customized solutions, integrated consulting services and guaranteed service levels (Service Level Agreements - SLA) to clients requiring high level services for critical applications. The company provides its services on a land and satellite rented network.

  Net (minority interest of 39.9%, held directly and indirectly by Embrapar and Embratel) is the largest Cable TV in Latin America, based on the number of subscribers and connected homes. It operates in 44 cities of Brazil, including São Paulo and Rio de Janeiro, and it is the largest high speed cable-modem Internet access provider through our Net Virtua service.

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  TdB (acquired in 2005) is a telecom operator that offers voice, data, video and Internet services to the corporate market.

2006 Highlights and Shareholding Structure

Embrapar is controlled by Teléfonos de México S.A. de C.V. (“Telmex”), a Mexican company, which acquired the control from MCI on July 23, 2004.

On may 08, 2006, Embrapar announced the decision of its controlling shareholder, Telmex, of presenting to the Comissão de Valores Mobiliários (“CVM”) a request to register a tender offer for the acquisition of all outstanding common and preferred shares issued by the Company, aiming at canceling the register of Embrapar as a public company. The acquisition price offered for both classes was R$6,95 (six Brazilian reais and ninety five cents) per lot of one thousand shares, updated by the monthly Referential Rate – TR, pro rata temporis, since the date of the announcement of the relevant fact to the date of liquidation.

After registration was approved by CVM, Telmex started a Voluntary Tender Offer on October 03, 2006 and on November 07, 2006 an auction in the Stock Exchange of São Paulo was made, when the offering company acquired 3,626,089,453 common shares and preferred shares issued by Embrapar, holding through its controlled companies, 98.0% of the total of common shares and 94.7% of the total of preferred shares, representing approximately 96.4% of the capital stock of the company. During the three months after the auction, the offering company kept on buying the remaining outstanding shares within the conditions defined by the Tender Offer. On December 31, 2006, the total share of the controller in Embrapar was 96.96% .

Embratel signed with Net, on November 22, 2005, a telecommunications service agreement aiming at implementing a residential telephony service. During the implementation process, Embratel and Net evolved towards a partnership model with sharing of results to provide an integrated offer of video, broadband and voice (“triple play”) services to potential customers covered by Net’s two-way network, optimizing synergies in the exploration of services. Thus, the parties celebrated on February 8, 2006 an Understanding Memorandum (“Understanding Memorandum”), substituted by a contract on December 07, 2006, which presents provisions concerning the new business model for the exploration of local telephony service using Net network. In this sense, Embratel keeps its growth strategy in local telephony residential market using the capillarity of the network and the expertise of sales and services of NET in the same segment. In addition to a simpler implementation, speeding up service launch, the new model allows Embratel to assign its resources more efficiently. That is, while Net will be responsible for sales, installation, service and relationship processes with customer in the residential market, Embratel will provide the telephony service itself.

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On May 18, 2006, Embratel acquired from Globo Comunicações e Participações S.A. (“Globo”) and from its controlled company, Globosat Programadora Ltda. (“Globosat”): (i) 200,000,000 preferred shares issued by Net held by Globosat, representing 8.54% from the total of this class of shares and 5.06% of the total capital of Net; (ii) rights credited by Net to Globo, resulting from the special reserve of premium recorded in Net and from the tax loss related to this premium, amortized or used, as the case may be, in the year of 2005, convertible into 26,575,961 new common shares and 38,572,409 preferred shares issued by NET, representing 1.65% of the total of common and preferred shares and the total capital of NET. After the operation, Embrapar raised its share in the total capital of NET, directly and indirectly, to 43.1% . On December 31, 2006 the shareholding interest of Embrapar, direct and indirectly, in the capital of NET was 39.9%, after the dilution resulting from the purchase of Vivax by NET.

Embratel Participações S.A

Shareholders	Common	%	Preferred	%	Total	%

Consertel	230,452,628,060	44.97%	2,661,105,000	0.56%	233,113,733,060	23.58%
Startel Participações Ltda.	148,345,890,385	28.95%	118,103,552,586	24.8%	266,449,442,971	26.95%
New Startel Participações Ltda.	5,619,208,511	1.10%	4,470,908,233	0.94%	10,090,116,744	1.02%
Telmex Solutions Telecomunicações Ltda	117,757,185,035	22.98%	331,324,211,930	69.67%	449,081,396,965	45.42%
Controlling shareholder	502,174,911,991	97.99%	456,559,777,749	95.86%	958,734,689,740	96.96%
Others	10,305,419,953	2.01%	19,718,544,614	4.14%	30,023,964,567	3.04%

Total	512,480,331,944	100.00%	476,278,322,363	100.00%	988,758,654,307	100.00%

Percentage per stock class	51.8%		48.2%		100.0%

Sarbanes Oxley (“SOX”) Project

The Internal Control Certification Project (to comply with Sarbanes Oxley Act) of Embratel covered 15 macro processes, which represented 105 processes (84 of Business and 21 of Information Technology), which provided the opportunity to revise and make important changes to key controls (1364), generating a correction of 525 control points and identifying 50 that needed correction on December 31, 2006, but that are provided with offsetting controls or that will be almost fully mitigated in 2007.

On December 28, 2006, all documents of processes surveyed were delivered to Ernst & Young (“E&Y”), which still processes some tests of annual controls. Internal Audit follows the same way as External Audit, finishing its works. The general benefits for the company generated by SOX project are the improvements at internal control levels, the establishment

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of culture that privileges process vision, the increase of security level of IT environment, resulting in an improvement in the general business management.

Regardless the capital closing process, underway, we will keep on complying with this Law, aiming at keeping the high level of internal controls and serving majority shareholder.

2 – Macroeconomic Context and Activity Sector

Economic Scenario

In 2006, the high prices of commodities and the high international liquidity had a positive influence in the expressive flow of funds entering Brazil. Despite the strong growth of imports (24.3% a year), Brazil closed the year with the best performance in Balance of Payments of its history: positive balance of US$ 30.57 billion, ratifying the great advancement of Brazil in relation to its external vulnerability and improving even more the risk perception of Brazil. The balance of the Trade Balance was US$ 46.07 billion, also the best performance in history, which represents a growth of 3.07% as compared to the previous year.

The monetary policy kept steady, based on the inflation goals system, allowing keeping stability of Brazilian economy. As a consequence, however, in spite of decrease of interest in all COPOM meetings of the year, Selic interest closed 2006 at a high interest rate of 13.25% a year.

Under this scenario, Brazil faced a year of elections without pitfalls for economy and for financial market. The dollar closed the year at R$ 2.1380, losing value against Real by 8.66% . The country risk, measured by Embi+ Brz declined from 311 points (end of 2005) to 192 points (end of 2006). Inflation kept the declining trend, for the fourth year in a row, and closed the year below the goal center. IPCA accumulated a variation of 3.14%, IGP-DI of 3.79% and IGP-M of 3.83% .

On the other hand, industrial production and GDP growth indicators disappointed again. According to the data of CNI, actual sales of industry closed the year of 2006 with a growth of only 1.72% as compared to the previous year. GDP growth in the year was 2.9% .

Regulatory

On December 22, 2005 Embratel signed the new Concession Contracts for domestic and international long-distance switched fixed telephony services (STFC); the new contracts that went into force on January 1st, 2006 will be effective for 20 years and provide for the possibility of revision each five years aiming at new conditions and restudying of universalization and quality goals. Furthermore, the new contracts require that the companies pay a fee of 2%, every two years, calculated over the long distance net revenues accounted in the first year of the two-year period.

The following are some of the fixed telephony innovations that will go into effect in 2007:

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  Changes in the local network use (“TU-RL”) or local interconnection rates: In 2006, the TU-RL rates were subject to a ceiling of 50% of local call rates. In 2007, such ceiling was reduced to 40%. In 2008, a long-term incremental cost model was intended to be implemented to determine the local interconnection rate. However, such project has been postponed by Anatel.
  The new Regulation of Compensation for the Use of Networks of the Service Provider STFC has been approved by the Steering Board of Anatel and it is going to be published, which, according to the news appearing on Anatel site, on January 31, 2007, by the Press Staff of the said entity, will keep the rule known as “bill & keep partial”, according to which only the traffic exceeding 55% in a given direction will be charged in the interconnection relationship among the service providers of Local STFC. Also according to the news announced, a discount of 30% in the amount of the TU-RL will be ratified, to be applied at the reduced charging time of the Local STFC, allowing an addition of 20% in the TU-RL of carriers without Significant Market Power (“PMS”).

  Change to the Long Distance Network Use Rates (“TU-RIU”) or long distance interconnection: long distance network use, from January 1, 2006 to December 31, 2007, will have a ceiling of 30% of the public rates on fourth Degree (D4) of the basic plan. D4 refers to distances over 300km. This way, as mentioned in relation to TU-RL, in 2008, the implementation of long-term incremental costs model was going to be made to calculate the rate of TU-RIU interconnection. However, such project has been postponed by Anatel.

  Price index: from effective date of the new Concession Contracts (as of January 1, 2006), the price index to be applied in the adjustment of the public rates of STFC is the Telecommunication Services Index (“IST”). Such index is composed by a combination of other existing price indexes calculated by the Brazilian Institute of Geography and Statistics (IBGE) and by Fundação Getúlio Vargas (FGV). This index aims at updating the values associated to telecommunications services provision, reflecting the actual variations of the expenses of STFC concessionaires and the authorized companies of the Personal Mobile Service (“SMP”). Among price formation factors, we can mention the Índice Nacional de Preços ao Consumidor Amplo (IPCA – National Index of Prices to Broad Consumer), with 44% of participation in IST, and Índice de Preços por Atacado - Oferta Global/Máquinas e Equipamentos Industriais (IPA-OG/Máquinas – Index of Wholesale Prices – Global Offer/Industrial Machines and Equipment), with 32%. According to the Resolution that approved the Standard for the Calculation of IST (Resolution n.º 420 of November 25, 2005), the weights of the price indexes forming IST will be revised in 2008.

  The X Factor: The “X” Transfer Factor is the reducer of price indexes applied to the adjustment of public rates, as per formula contained in the new Concession Contracts of STFC. Currently, the “X” Factor is calculated according to the Simplified Methodology Standard, approved by Resolution no. 418, of November 18, 2005. Such methodology is based on the calculation of the Transfer Factor from the gain of productivity of the concessionaires in the year before the adjustment. For the year of 2007, the X Factor will be the result of the gain of productivity earned by the company in 2006 in relation to 2005. For such purpose, the concessionaires of STFC are required to send to Anatel information regarding revenues, expenses and physical data related to the years of 2005 and 2006. In the case of local concessionaires, Anatel, besides calculating the X Factor of each company, shall also calculate a sectorial weighted average for the number of service terminals. For the local concessionaires that obtain a X Factor above the sectorial average, Anatel will apply the individual index of the company. For those below the average, the Agency will use the average of the sector. In Embratel case, because it is a long distance provider, the X Factor of the company itself will be applied to its public rates.

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  Conversion from Pulse into Minute: As of August 1st, 2007, all local calls, except those located in local areas that will continue to pay only the monthly subscription, will be charged per minute. It is worth mentioning here that this change has no impact on the public rates charged by Embratel in domestic and international long distance switched fixed telephony, as well as in the prices charged for local switched fixed telephony as these are already billed per minute.

Data Segment

Embratel is leader in the Brazilian data transmission market. What makes Embratel stand out among its competitors is the scope of its offer of services, its ability to combine them to meet its clients’ needs, its experts and sales teams, national scope and extension and quality of its network. The data services offered by Embratel include different speed lines including high-speed lines for other operators of telecommunication services; different technologies for switched data transmission, satellite transmission data and several Internet products oriented to the corporate and business segment.

Its national and international network enables the integrated offer of all these products in all regions of Brazil serving clients whose needs go well beyond a city, a state or a region. Embratel is the main company in Brazil providing high-speed data and Internet services.

Embratel has been selectively building its own networks to have direct access to corporate clients. Embratel has already built networks in more than 380 cities including 50-to-500 thousand inhabitants cities, generally located around the major Metropolitan regions of the country.

Focused on the continuous development of its products and services, Embratel has worked on the enlargement of the coverage of its backbone Internet for the offer of fully integrated services through IP technology.

Since its privatization, Embratel has been reaching a high level of diversification of revenues from data services and increasing its aggregate value services base. Embratel has also diversified its client base in the last years adding to its client base an increasing number of middle and small-sized companies. This was the result of a coordinated strategy involving efforts in the sales, product and access development areas.

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In 2006, the free Internet provider Click21 enlarged its base by 400 thousand users in addition to increasing the monthly average time of use per user by 24%. As some reasons for this success, we can mention the media campaign in several states and the promotion of “Click21 Minutos”, where, per each 10 hours of internet use during the month, the customer could use 21 minutes in Long Distance Calls using Embratel for the maximum cost of R$0,01 for each call. The wide storage capacity of mail boxes, accelerator and free service, besides the increase of content offering in the site through its own content and partnerships were also factors that contributed for the increase of traffic in Click21.

Telephony Segment – Voice (Domestic and International Long Distance)

In the corporate segment, Embratel has been maintaining the strategy of replacing basic voice revenues by services that adds value to its clients. In 2006, over 75% of the company’s corporate voice revenue originated from such services.

Local Services

Embratel is the only local service provider that is present in all Brazilian states and can be characterized as the only local service operator at national level. Such status enables Brazilian companies located in the relevant cities to have only one provider of fixed telecommunication services. Besides offering only one number throughout the national territory, at competitive prices, Embratel innovates by billing its calls per minute adding transparency to the service provided.

At first, Embratel directed its efforts towards the offer of trunk lines to clients that were already connected to its network. Nowadays, through fiber, digital radio and metallic cables, Embratel makes direct connections with its corporate client base, providing voice and data services.

Embratel also offers “Livre”, a local telephony service over a fixed-mobile network (Wireless Local Loop - WLL) acquired with the purchase of Vésper in 2003. This service is offered to the residential market with rates per minute and value added service such as caller ID with no additional charges besides Pre and Post-Paid plans.

“Livre” received investments for the quality of the network and expansion of coverage, increasing the capacity to 2.1 million new lines in its activity area. In 2006, the customer base and the revenue grew over 30%.

In 2005. Embratel celebrated an agreement with Net aiming at providing an integrated offer of video, broadband and voice services (“triple play”) for potential customers covered by the two-way network of NET. Through this partnership, Embratel offers, through Net cables, local telephony services – Net Fone.

According to the defined model, Net is responsible for the services of sale, installation, service and relationship with customers in residential market and Embratel provides telecommunications support.

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In 2006, Net Fone reached net sales of 200.2 thousand, closing the year with 181.9 thousand subscribers, which represents a penetration of 25% on the broadband base of Net.

In the corporate segment, Embratel, in 2006 expanded its share in the local telephony market, developed high quality solutions and competitive costs. Such solutions meet the needs of local telephony of the corporate segment and offer as benefits the following points: transparency and simplicity in contracting and using, control of expenses of the company with calls, reduction of costs with local calls, customized service plans tailoring the needs of each company profile, and other benefits. In 2006, local telephony revenues grew 15% compared to the same period in 2005.

3 - Services

Embratel offers a full portfolio of telecommunications solutions to the entire Brazilian market including local Telephony, domestic and international long distance, data, video and Internet transmission besides assuring the service in any point of the National Territory through satellite solutions. Among such services, are:

  Multi-service Networks – These are solutions for the formation of corporate networks that use several technologies. Embratel has been focused on the expansion of IP MPLS networks, besides other technologies available (Frame Relay, ATM and satellite). These services have been developed to better meet the clients’ needs by interconnecting them to their business units, suppliers and partners spread all over Brazil and all over the world.

  Managed Networks - Embratel may assume management and operation of the telecommunications environment or the corporate network of a company. The purchase of PrimeSys has strengthened this position adding more value to Embratel’s managed network solutions. Such solutions enable a higher control of expenditures, offer greater efficiency and provide more flexibility in the operation and integration of telecommunications services used by the clients.

  Internet and Value Added – From a simple Internet connection (dial-up or dedicated) up to the formation of networks for companies and providers (ISP), Embratel also offers software and hardware hosting services and security management. Embratel has the largest Internet backbone in Latin America and all the experience of a pioneer in Internet in Brazil.

  Residential Internet – To the residential market, Embratel offers the free Internet Click21 that assures connection and service quality through local telephone calls. Among the advantages offered by Click21 are: fast connection with no busy signal; 24-hour telephone support; two email accounts per user with up to 500 Mb of storage each; anti- virus; anti-spam; free accelerator and a high-quality content.

  Advanced Telephony – These are solutions of local Telephony, domestic (DDD) and international (DDI) long distance and relationship (0800, 0300, 4004 and automatic service) using Intelligent Networks that provide its corporate clients with economy, expenditure control besides facilities that add value to their relevant businesses.

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  Basic Long Distance Telephony – As a provider of Telephony services throughout the National Territory, Embratel offers tariff plans to the corporate and residential markets that are developed according to each client’s consumption profile. It also offers post and pre-paid cards and the Brazil Direct (“Brasil Direto”) service to users traveling abroad who can make calls that will be charged in their telephone bills in Brazil.

  Residential local telephony – Embratel currently offers two residential local telephony: Livre and Net Fone. With Livre, a fixed telephony service of Embratel, residential clients have plans adequate to their needs and consumption profile, as well as economical fees. Post-paid and pre-paid plans are offered. In post-paid plans, client chooses a value of monthly minimum commitment. In pre-paid plans, he chooses a value to make a monthly recharge of credits. In both plans, the entire amount can be used in local, interstate, international and collect calls, to fixed or mobile phones. The services Answering Machine, Caller Id and Call Waiting are also offered for free to clients. Net Fone is the local voice service of Embratel offered in partnership with Net. As Livre, the value of the monthly subscription deductible may be used to make any type of local call, domestic long distance call (DDD) and internal long distance call (DDI) through 21, for fixed and cell phone calls. It also offers to its customers the Services Follow-me, Stand- by, Conference in Three and Call ID.

  Corporate Local Telephony – Embratel offers local telephony services to companies through Vip Line and Número Único (“Single Number”) services. In addition to a detailed invoice, Embratel bills its local services per minute, allowing users a better control of their telecom expenses. The Single Number service enables the company to gather the advantages obtained by centralization and the efficiency of a Toll Free service, preventing the company or the user to bear the cost of long distance calls.

Other Services – Embratel also offers services for data communication, voice and image, as well as transmission of television and radio signals. These are solutions transmitted through optic fibers, radio or satellite, so as to meet customer’s needs.

Taxes, Fees and Contributions - In 2006, around R$3.3 billion were recognized as tax expenses. Among such taxes, the following are highlighted: ICMS, ISS, IRPJ, CSLL, PIS, COFINS, Income Taxes on remittances to other countries and CPMF, in addition to other federal contributions such as FUST (Telecommunication Services Universalization Fund), FUNTTEL (Brazilian Telecommunications Technological Development Fund), and FISTEL (Telecommunications Supervision Fund) and Anatel Concession Renewal Fee.

Embratel’s Network – by the end of 2006

Telephony, data and Internet national long distance network

•	The only company with a national comprehensive network (optic fiber, digital radio and satellite) fully digitalized;

•	Over 36 thousand km optic fibers in long distance routes;

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•	Transmission installed capacity of 883 Gbps.

Satellite Networks

•	Embratel has pioneered in offering satellite services in Latin America;

•	4 satellites (Brasilsat B1, B2, B3 and B4) in orbit;

•	2 satellites (Star One C1 and C2) under construction;

•	all satellites above fully belong to its controlled company, Star One S.A;

•	Part (11 transponders) of the satellite NSS-10 (originally AMC-12), referred to as Start One C-12, in orbit;

•	85 large and medium sized earth stations, as well as thousands of small sized stations.

Internet

•	Latin America largest Internet backbone, with 42 Gbps of band between sites at national level;

•	1,200 presence points and 38 routing centers;

•	National coverage - 550 locations throughout the country;

•	Performance guarantee program (Quality of Service - QoS / 99.7%).

International Network

•	Participation in 18 underwater cable systems, that connect Brazil with the key commercial partners of the world and redundancy in more intense traffic areas;

•	Economically efficient capacity in international satellites which channels are monitored and controlled by our stations in Brazil;

•	3 digital centers for telephony and international platforms of data networks (Frame Relay, ATM, IPL and MPLS), with location diversity for network security and each of them interconnected to the main telecommunication companies to provide voice and data services worldwide;

•	International Internet Backbone with capacity of 11.76 Gbps and transmission diversity, providing international services based on IP with high reliability for our customers.

Telephony Network

•	Local and long-distance telephony network accelerated expansion reaching near 3.5 million trunks;

•	Telephony network expansion with New Generation technology (NGN) based on Voice over IP.

Metropolitan Network

•	Around 4.2 thousand Km of optic fiber cables in urban rings in the main Brazilian cities;

•	764 ADE networks – Digital Access Embratel in 384 cities from 26 Brazilian states in addition to the Federal District, amounting to over 4.950 km of copper network to serve corporate customers.

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4 – Society Supporting Activities

Through Instituto 21, a non-for-profit company created in 2001 aiming at promoting and helping the development and the execution of cultural, scientific, educational, sport and social projects and activities, emphasizing on those which have a great impact on community, Embratel has been consolidating its activity as a citizen company.

The year of 2006 marks the effective beginning of the new focus of Instituto Embratel: education. The First Projeto Embratel Educação (Education Project of Embratel) is present in the states of Amazônia, Bahia, Pernambuco, Tocantins, Goiás and Minas Gerais. The initiative of the Instituto aims at investing in education and training of rural communities of the country. 21 rural public schools received computers with access to Internet via satellite and online courses. Four hundred professors and 6 thousand five hundred students from primary and high school and, indirectly, all members of the benefited communities are benefited. Technological resources are directed to educational and social activities contributing for the social and educational development of a significant portion of Brazilian population, still excluded from the digital world, presenting low rates of Human Development (IDH).

From the pioneer project of optical interconnection Manaus/Porto Velho of Embratel, Instituto Embratel is now able to provide Internet and all digital media resources to Manicoré, a city from the state of Amazonas, providing access to technology with social responsibility. The importance of the internal partnership in the exchange of information, and with other organisms, such as IBAMA and the local city hall, allowed that the Projeto Embratel Educação arrived to Escola Municipal Hélio de Oliveira Rego, located in the Extrativist Reserve of Lago do Capanã Grande. One hundred eighty students from the primary and middle school are directly benefited, as well as the 54 families that compose the community.

Among some other main projects and initiatives that Embratel develops and supports throughout the country, we can cite: scholarships for Telecom technical courses for disabled people (Programa Gente Capaz); an internship program for disabled people; technological development of Amazonas; 1st Digital City of Amazônia in Parintins; Projeto Ponto Comunidade, taking digital culture to people who cannot easily have access to digital culture by means of several community spaces, and others.

5 – Economical Performance – Consolidated Financial Performance

Net Revenues - Embrapar ended 2006 with a net revenues of R$8.2 billion, which accounts for a growth of 8.7% in comparison to 2005, due to an increase of 23.1% (R$425 million) in the income of data communication, a growth of 34% (R$231 million) in the local services revenues and 9.5% (R$27 million) with other services.

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Net Revenues from Services

R$ millions	2006	2005	YoY %

Domestic Long Distance	4,217.8	4,104.9	2.8%
International Long Distance	511.6	653.2	-21.7%
Voice	4,729.4	4,758.1	-0.6%

Data & Internet	2,013.6	1,614.0	24.8%
Line rental to other carriers	251.0	225.6	11.3%
Data & Internet	2,264.6	1,839.6	23.1%

Local Services	911.6	680.4	34.0%
Other Services	314.6	287.2	9.5%
Net Revenues	8,220.2	7,565.3	8.7%

Data Revenue – Data revenue, including Internet, increased by 23.1% in 2006 reaching R$2,3 billion. Such increase is explained by the consolidation of PrimeSys, Internet services and access to cell phone carriers and other data services. In December 2006, Embratel had 2.2 million circuits in operation (64kbit equivalent) to provide corporate data services, representing an increase of 34.5% as compared to the end of 2005.

Local Services – The local services revenues amounted to R$912 million, presenting an increase of 34% (R$231 million) over 2005, due to the increase in the portfolio of corporate and residential customers and their uses. The share of local services has increased to 11.1% of the net income. Livre, (former service of Vésper), increased its customer portfolio to 940 thousand subscribers, an increase of 32% if compared to the previous year, and the connected base of Net Fone Via Embratel closed 2006 with 181.9 thousand subscribers.

Domestic Long Distance – The income from long distance was R$4.2 billion in 2006, accounting for an increase of 2.8% in comparison to the previous year. In 2006, the traffic of long distance reached 14,492 million minutes, representing an increase of 16.2%, in relation to 2005. Domestic long distance income accounted for 51.3% of the total of net income.

International Long Distance – International long distance dropped 21.7% in 2006 reaching R$511.6 million, as a consequence of more competitive fees on inbound revenues. International long distance income accounted for 6.2% of the total net income.

Operating Profit before Financial Expenses – In 2006, Embrapar presented an operating profit before the financial results of R$56,7 million. A drop of 91.2% in comparison to a profit of R$644.3 million in 2005, was due to non-recurring effects, mainly expenses (payment and contingencies) of R$632 million referring to the Agreement ICMS nº72/06 and provision for contingency referring to income tax on inbound revenue, in the amount of R$222 million, recorded based on recent facts reassessed by the Company and for its legal consultants as being likely the chances to lose in this case.

Net Profit/(Loss) – In 2006, Embrapar presented a net profit of R$106 million, as compared to a net profit of R$174 million in 2005. Excluding the non-recurring effects described above and its consequences in the financial result, the net profit of the company would have been R$654 million.

Financial Situation – Embrapar ended the year with a cash status of R$637 million. The total debt as of December 31, 2006 was R$2.7 billion, being 71% on a long-term

12

basis. Approximately 21.2% of the total indebtedness is in Brazilian Reais or hedged against exchange rate variation.

It is worth highlighting important tax issues that has expressively influenced company’s results:
(i) The court granted a favorable decision for the company regarding the amounts paid as income tax and social contribution on inflationary profit, related to the years of 1990 and 1994, in the amount of R$603 million.
(ii) Based on recent facts related to the contingent cause of income tax on operational revenue resulting from telecommunications services generated abroad (inbound traffic), the Company and its legal consultants reassessed as likely the chances of losing the cause, and as a consequence, provisions in the amount of R$507 million was recorded.
(iii) Recognition of expenses resulting from payments made and provisions recognized as a function of contingencies comprising fiscal benefits pursuant to Agreement ICMS no. 72/06, published in the Official Gazette of August 07, 2006. According to the said Agreement, the States and the Federal have been authorized to grant partial remittance, reducing ICMS rates and price-level restatement, interest rates and fines amnesty for the payment of debts, constituted or not, resulting from the non-payment of ICMS on certain services, considered as communication services pursuant to the abovementioned Agreement, which generating facts have occurred up to July 31, 2006. In relation to the states where benefits have already been implemented, the controlled companies Embratel and Telmex do Brasil adhered and made the said payments, ending the discussion at hand, including to all respective administrative and judicial proceedings underway in the said states. Provisions amounting to $382 million were also recognized, in relation to the states where the benefit has not been implemented adhered to yet. In the total, the negative impact on the result of 2006 referring to the payments and provisions pursuant to the agreement was R$614 million.

6 – Compliance with Instruction no. 381 of Comissão de Valores Mobiliários (CVM)

On January 14, 2003, the Comissão de Valores Mobiliários (CVM) issued Instruction nº 381, which provides for the disclosure, the Audited Entities, of information regarding the provision, by the independent auditor, of other services other than external auditing services.

Embrapar’s procedure is to involve initially its Legal Department in the assessment of the object of services to be provided by the external auditors in addition to the examination of financial statements, in order to conclude, in the light of the relevant legislations, if such services, for their nature, do not represent a conflict of interest or affect the independence of objectivity of independent auditors.

Additionally, all audit services contracted are previously approved by the Audit Committee.

In the year ended on December 31, 2006, the independent auditors who provide services to Embrapar and its subsidiaries did not perform any services related to the external audit that represented over 5% of the fees contracted on an annual basis.

13

7 – Investments

In 2006, Embrapar invested R$1,459 million, presenting a small growth of 2.2% over 2005. Most of the Company’s investments were directed to meet the data and Internet market demand, representing 30.3% of the total of investments in the year. We can also highlight the investment assigned to Network/Telephony infrastructure, 27.6% of the total. Additionally, 15.1% of the investments have been directed to meet the local market demand (access, infrastructure and local services) and 22.2% were directed to satellites (Star One). The controlled company Star One is constructing satellites C1 and C2 for the substitution of those in orbit.

8 – Commitments with ANATEL

Quality Goals General Plan - In 2006, Embratel overcome the goal or got near such goal in service quality indicators, as follows:

• completed calls rate (minimum goal of 70%);

• rate of calls not completed due to jamming (it stayed below the maximum goal of 4%).

Universalization General Plan - In 2006, Embratel added 51 new pay phones (TUPs) to its plant, which now has 1575 TUPs installed in remote locations, located mainly in Amazônia.

9 – Human Resources

In the year of 2006, the Human Resources and Quality Board set up bases for the cultural change that we have been implementing, aiming at developing Embratel towards its vision of becoming the greatest, best and most competitive company in the segment.

Strongly driven towards the development of the employees, acquisition of new talents and adjustment of the profile of its teams to the business needs, Embratel group reached the end of 2006 with a staff of 14,268 employees, of which 6,794 belong to Embratel, 188 to Star One, 6,917 to BrasilCenter, 2 to Telmex and 367 to PrimeSys.

The development of Embratel is grounded adopting a management model that aligns all workforces to corporate guidelines, prioritizing customer satisfaction and business results. We believe that the success of this model will result in the formation leaders encouraged and committed to the objectives of the company, contributing to the establishment of the environment required to the formation of more productive teams. With this aim, we developed in 2006, a set of activities specially related to the preparation of leaderships for Cultural Change, by means of the program Transforming Leadership.

14

Within this perspective, we work focused on the three trends below:

i. Personnel Management

As part of the Development strategy of Embratel, we have implemented the following actions:

  Creation of a special human resources manager function to act in Business Regional Branches, reinforcing the special focus on customer;
  Formation of the new organizational culture and dissemination of business values, with the adhesion of 100% of the employees to the Ethics Code;
  Implementation of the Performance Assessment Program, from leaderships, aiming at assessing, developing and valuing the employees, based on individual indicators and functional performance.

ii. Excellence Through Quality Strategy

The year of 2006 was explicitly marked by the deepening of Excellence Through Quality Strategy, with the awareness and dissemination throughout the company of the concept of excellence, seeking the satisfaction of employees, customers and shareholders. Among the actions taken, we can cite some:

  Training on leaderships in management by facts and training of Quality specialists to work on the several areas, using the tools and methodologies adopted by the company;
  Completion of 40 projects using the methodology of Lean Seis Sigma, with gains of 2.4MM;
  Revision of processes, identifying the needs to use Quality tools, in favor of productivity and compliance with the requirements of Sarbannes Oxley Act.

iii. Organizational Environment

Aiming at knowing deeper our employees opinion about the company, we did an Organizational Environment Research, with significant level of respondents - 83%. From the results of this research, the Company started, at the end of 2006, the development of the action plans process, so as to organize more efficient and productive staff, within a work environment favorable to the professional and personal fulfilling.

Embratel received proudly, in 2006, recognitions in Human Resources from the market, namely:

  National Award of Quality of Life – Continued Action, granted by the Brazilian Association of Quality of Life – recognition for being a company that has, since 2001, taken actions focused on Quality of Life
  Dr. Eli Guimarães Award, granted by the Brazilian Association of Labor Dentistry – emphasis on "Quality of Dentistry Biennial Program of 2005/2006".

15

10 - Acknowledgements

Summing up, we thank the Shareholders, Customers, Governments, Suppliers and Financial Institutions for the support and trust and, specially, our employees for the dedication and efforts made.

Management

Rio de Janeiro, March 23, 2007

16

Financial Statements

Embratel Participações S.A.

December 31, 2006 and 2005
with Report of Independent Auditors

EMBRATEL PARTICIPAÇÕES S.A.

FINANCIAL STATEMENTS

December 31, 2006 and 2005

Contents

A free translation from Portuguese into English of Report of Independent Auditors on financial statements prepared in accordance with accounting practices adopted in Brazil

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of
Embratel Participações S.A.

We have audited the accompanying balance sheets of Embratel Participações S.A. and the consolidated balance sheets of Embratel Participações S.A. and its subsidiaries as of December 31, 2006 and 2005, and the related statements of income, changes in shareholders’ equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

We conducted our audits in accordance with auditing standards generally accepted in Brazil including: a) the planning of our work, taking into consideration the materiality of balances, the volume of transactions and the accounting and internal control systems of the Company and its subsidiaries; b) the examination, on a test basis, of the documentary evidence and accounting records supporting the amounts and disclosures in the financial statements; and c) an assessment of the accounting practices used and significant estimates made by management, as well as an evaluation of the overall financial statement presentation.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Embratel Participações S.A. and the consolidated financial position of Embratel Participações S.A. and its subsidiaries as of December 31, 2006 and 2005, and the results of their operations, the changes in their shareholders’ equity and the changes in their financial position for the years then ended, in accordance with the accounting practices adopted in Brazil.

Rio de Janeiro, February 9, 2007

ERNST & YOUNG
Auditores Independentes S.S.
CRC - 2SP 015.199/O -6 - F - RJ

João Ricardo Pereira da Costa	Fernando Alberto S. de Magalhães
Accountant CRC-1RJ 066.748/O – 3	Accountant CRC-1SP 133.169/O-0-S - RJ

EMBRATEL PARTICIPAÇÕES S.A.

BALANCE SHEETS
December 31, 2006 and 2005
(In thousands of reais)

		Company		Consolidated

ASSETS	Notes	2006	2005	2006	2005

CURRENT ASSETS		31,363	25,508	3,298,446	2,807,508

Cash and cash equivalents and short-term
investments	13	823	1,275	637,153	609,894
Accounts receivable	14	-	-	1,944,505	1,561,636
Inventories		-	-	12,016	16,245
Dividends and interest on capital	16	21,835	13,471	-	-
Related parties	27	-	-	-	794
Deferred and recoverable taxes	15	8,561	10,689	495,266	463,456
Prepaid expenses		-	-	21,114	33,664
Other current assets		144	73	188,392	121,819

NONCURRENT ASSETS		7,631,964	7,527,824	10,928,495	9,532,329

LONG-TERM ASSETS		26,182	12,534	1,805,765	1,217,297

Deferred and recoverable taxes	15	-	-	1,632,764	1,077,957
Deposits in court		26,182	12,534	105,875	86,668
Other noncurrent assets		-	-	67,126	52,672

PERMANENT ASSETS		7,605,782	7,515,290	9,122,730	8,315,032

Investments	16	7,605,782	7,515,290	1,399,233	925,813
Property, plant and equipment	17	-	-	7,242,947	6,797,578
Intangibles	18	-	-	370,852	453,196
Deferred assets	19	-	-	109,698	138,445

TOTAL ASSETS		7,663,327	7,553,332	14,226,941	12,339,837

		Company		Consolidated

LIABILITIES	Notes	2006	2005	2006	2005

CURRENT LIABILITIES		331,549	174,517	4,154,175	2,718,577

Loans and financing	22	-	-	769,365	235,144
Accounts payable and accrued expenses	20	451	81	1,099,714	957,696
Taxes and contributions	21	71	39	619,707	447,455
Dividends		151,836	149,703	161,140	177,357
Personnel, charges and social benefits		-	-	69,641	71,070
Employees’ profit sharing		-	-	50,925	37,581
Provision for contingencies	24	-	-	1,238,172	618,664
Actuarial liability – Telos	25	-	-	40,504	43,821
Related parties	27	179,177	24,690	-	91
Other current liabilities		14	4	105,007	129,698

NONCURRENT LIABILITIES		915	13,431	2,350,461	1,864,271

LONG-TERM LIABILITIES		915	13,431	2,350,461	1,864,271

Loans and financing	22	-	-	1,882,210	1,382,566
Actuarial liability – Telos	25	-	-	406,429	398,778
Taxes and contributions	21	-	12,516	43,313	55,659
Sundry credits and other liabilities		915	915	18,509	27,268

DEFERRED INCOME		-	-	188,010	184,755

MINORITY INTERESTS		-	-	203,425	206,843

SHAREHOLDERS’ EQUITY AND ADVANCES
FOR FUTURE CAPITAL INCREASE		7,330,863	7,365,384	7,330,870	7,365,391

SHAREHOLDERS’ EQUITY	26	7,330,863	7,365,384	7,330,863	7,365,384

Capital stock paid-in		5,074,941	5,074,941	5,074,941	5,074,941
Revenue reserves		2,255,922	2,302,235	2,255,922	2,302,235
Treasury shares		-	(11,792)	-	(11,792)

Advances for future capital increase		-	-	7	7

TOTAL LIABILITIES		7,663,327	7,553,332	14,226,941	12,339,837

The accompanying notes are an integral part of the financial statements.

EMBRATEL PARTICIPAÇÕES S.A.

STATEMENTS OF INCOME
Years ended December 31, 2006 and 2005
(In thousands of reais, except net income, per thousand outstanding shares)

		Company		Consolidated

	Notes	2006	2005	2006	2005

GROSS OPERATING REVENUE
Telecommunications services and equipment sales		-	-	11,141,210	10,177,988
Gross revenue deductions		-	-	(2,921,009)	(2,612,682)

Net operating revenue	5	-	-	8,220,201	7,565,306
Cost of services and goods sold	6	-	-	(5,333,365)	(5,024,400)

Gross profit		-	-	2,886,836	2,540,906

OPERATING INCOME (EXPENSES)		17,093	34	(2,830,130)	(1,896,639)

Selling expenses	7	-	-	(1,152,576)	(1,026,163)
General and administrative expenses	8	(4,916)	(9,385)	(1,075,058)	(813,791)
Other operating income (expenses), net	9	10,962	10	(620,249)	(97,102)
Equity pick-up and provision for losses on
subsidiaries’ investments	16	11,047	9,409	17,753	40,417

OPERATING INCOME BEFORE FINANCIAL
INCOME (EXPENSE)		17,093	34	56,706	644,267
Financial income (expense), net	10	(423)	10,851	117,970	(224,299)

OPERATING INCOME		16,670	10,885	174,676	419,968
Other non-operating income, net	11	91,048	163,869	119,925	20,647

INCOME BEFORE TAXES AND MINORITY
INTERESTS		107,718	174,754	294,601	440,615
Income tax and social contribution	12	(1,872)	(327)	(141,300)	(221,514)
Minority interests		-	-	(47,455)	(44,847)

NET INCOME FOR THE YEAR		105,846	174,427	105,846	174,254

QUANTITY OF OUTSTANDING SHARES (IN
THOUSANDS)		988,758,654	987,715,620

NET INCOME PER THOUSAND OUTSTANDING
SHARES IN R$		0.11	0.18

The accompanying notes are an integral part of the financial statements.

EMBRATEL PARTICIPAÇÕES S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 2006 and 2005
(In thousands of reais)

				Company

		Revenue reserves

			Unrealized	Reserve
	Capital stock	Legal	earnings	for	Treasury	Retained
	paid-in	reserve	reserve	investments	shares	earnings	Total

Balances as of December 31, 2004	2,273,913	201,706	1,590,150	476,819	(16,218)	-	4,526,370

Capital increase	2,801,028	-	-	-	-	-	2,801,028
Disposal of shares (Note 26.c)	-	-	-	-	4,426	(3,447)	979
Prescribed dividends	-	-	-	-	-	9,254	9,254
Realization of unrealized earning reserve	-	-	(54,433)	-	-	54,433	-
Net income for the year	-	-	-	-	-	174,427	174,427
Destination of adjusted net income:
Constitution of legal reserve	-	8,721	-	-	-	(8,721)	-
Proposed dividends	-	-	-	-	-	(146,674)	(146,674)
Constitution of investment reserve	-	-	-	73,465	-	(73,465)	-
Transfer to investment reserve	-	-	-	5,807	-	(5,807)	-

Balances as of December 31, 2005	5,074,941	210,427	1,535,717	556,091	(11,792)	-	7,365,384

Disposal of shares (Note 26.c)	-	-	-	-	11,792	(5,818)	5,974
Prescribed dividends	-	-	-	-	-	333	333
Net income for the year	-	-	-	-	-	105,846	105,846
Reversal of reserve for investments:
Dividend distribution	-	-	-	(46,120)	-	46,120	-
Other appropriations	-	-	-	(5,485)	-	5,485	-
Destination of adjusted net income:
Constitution of legal reserve	-	5,292	-	-	-	(5,292)	-
Proposed dividends	-	-	-	-	-	(146,674)	(146,674)

Balances as of December 31, 2006	5,074,941	215,719	1,535,717	504,486	-	-	7,330,863

			2,255,922

The accompanying notes are an integral part of the financial statements.

EMBRATEL PARTICIPAÇÕES S.A.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
Years ended December 31, 2006 and 2005
(In thousands of reais)

	Company		Consolidated

	2006	2005	2006	2005

SOURCE OF FUNDS
From operations:
Net income for the year	105,846	174,427	105,846	174,254
Expenses (income) not affecting working capital
Minority interests	-	-	47,454	44,847
Depreciation and amortization	-	-	1,115,548	1,090,245
Monetary and exchange variations and other charges
on noncurrent liabilities	-	560	(109,516)	(34,774)
Monetary and exchange variations and other revenues
from noncurrent assets	(1,320)	-	(1,767)	(432)
Realization of deferred income	-	-	(14,025)	(13,195)
Residual value of fixed asset disposals	-	-	17,571	(20,200)
Results from long term hedge contracts	-	-	41,367	(69,839)
Long term deferred income tax and social contribution	-	-	262,821	271,045
Actuarial liabilities update – Pension and Medical
Health Care Plan	-	-	33,312	40,462
Disposals of FUST recoverable	-	-	-	32,905
Equity pick-up	(11,047)	(87,085)	(17,753)	(37,958)
Deposits in court	-	-	9,901	-
Pension plan	-	-	11,956	-
Equity gains/losses	(91,051)	-	(119,958)	-
Donations	-	-	(1,529)	-
Other operating (income) expense	-	-	-	(10,221)

	2,428	87,902	1,381,228	1,467,139
From stockholders:
Capital increase	-	2,801,028	-	2,801,028
Advances for future capital increase	-	-	-	7

	-	2,801,028	-	2,801,035

From third parties:
Increase in noncurrent liabilities
Loans and financing	-	-	934,133	544,304
Taxes and contributions	-	-	37	6,871
Deferred income	-	-	59,361	76,187
Other liabilities	-	-	5,737	26
Transfer from noncurrent assets to current assets	-	2,255	15,640	89,067
Transfer from current to noncurrent liabilities	-	-	41,208	28,957
Reduction in noncurrent assets	-	-	24,563	25,419
Prescribed dividends	333	9,254	333	9,254
Disposal of treasury shares	5,974	979	5,974	979
Dividends receivable	21,835	13,471	-	-
Donations	-	-	1,529	-
Other	-	-	-	175

	28,142	25,959	1,088,515	781,239

Total sources of funds	30,570	2,914,889	2,469,743	5,049,413

	Company		Consolidated

	2006	2005	2006	2005

APPLICATION OF FUNDS
Increase in noncurrent assets	12,327	2,273	778,661	174,043
Decrease in noncurrent liabilities	12,517	49,815	52,677	-
Transfer from current to noncurrent assets	-	-	164,537	50,544
Transfer from noncurrent to current liabilities	-	-	416,169	415,187
Additions to investments	10,229	1,324,644	335,709	898,063
Additions to property, plant and equipment	-	-	1,467,398	1,711,165
Additions to deferred assets	-	-	-	63,049
Dividends and interest payable on capital from subsidiary	146,674	146,674	192,150	188,729
Effects of minority interest on capital increase in
subsidiary Star One	-	-	5,395	5,395
Reduction of deferred income	-	-	1,708	-
Advances for future capital increase	-	1,452,865	-	-

Total applications of funds	181,747	2,976,271	3,414,403	3,506,175

Increase (decrease) in net working capital	(151,177)	(61,382)	(944,660)	1,543,238

Variations in net working capital:

Current assets:
At the beginning of the year	25,508	11,369	2,807,508	2,919,305
At the end of the year	31,363	25,508	3,298,446	2,807,508

	5,855	14,139	490,938	(111,797)

Current liabilities:
At the beginning of the year	174,517	98,996	2,718,577	4,373,612
At the end of the year	331,549	174,517	4,154,175	2,718,577

	157,032	75,521	1,435,598	(1,655,035)

Increase (decrease) in net working capital	(151,177)	(61,382)	(944,660)	1,543,238

The accompanying notes are an integral part of the financial statements.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
(In thousands of reais, except when mentioned otherwise)

1. Background and Operations

Embratel Participações S.A. (“Embrapar” or “Company”) was incorporated in accordance with article 189 of Law 9,472/97 – General Telecommunications Law, based on Decree No. 2,546 of April 14, 1998. The Company resulted from the spin-off of Telecomunicações Brasileiras S.A. - Telebrás, as approved at the May 22, 1998 General Meeting of Shareholders. The spin-off was approved based on an appraisal report as of February 28, 1998. Since July 23, 2004 the Company has been controlled by Teléfonos do México S.A de C.V. (“Telmex”), a company incorporated under the laws of Mexico.

At December 13, 2004, an auction was held on the São Paulo State Stock Exchange – BOVESPA, for the public offer for the acquisition of shares in the Company to relinquish control (“OPA”), conducted by Telmex Solutions Telecomunicações Ltda. (subsidiary of Latam Brasil LLC), which acquired 47,841,438 thousand additional shares, thereby increasing its stake in the Company to 90.25% of common stock (33.57% of total capital).

On May 3, 2005, the Company concluded the shares offering process, increasing its capital to R$4,096,713, corresponding an emission of 157,658,651 thousand common shares and 266,248,325 thousand preferred shares, increasing the Telmex’s indirect interests on the voting capital of the Company from 90.25% to 95.14% .

On October 24, 2005, the Company has concluded the acquisition of all of the capital stock of Telmex do Brasil Ltda. (“TdB”), an equity stake equivalent to 19.81% of the capital stock of Net Serviços de Comunicação S.A. (“NET”) and a equity stake of 83% of the capital of GB Empreendimentos e Participações S.A. (“GB”), held by Telmex. With the acquisition of the equity stakes on NET and GB, the Company has become a holder of direct and indirect interest (through GB) of 37.1% of the NET capital stock.

The transaction was implemented through the merger of the companies Atlantis Holdings do Brasil Ltda. (“Atlantis”) and Latam Brasil Participações S.A. (“Latam”), holder of the total shares representing the capital of TdB and NET, respectively. These mergers were approved for most part of votes on the extraordinary general meeting on Embrapar and unanimous on Atlantis’ meeting.

The holders of Latam and Atlantis received, in exchange 100% of their shares, a total of 186,512,208,083 and 43,940,441,888 common shares issued by the Company, respectively, which will be entitled to the same rights and advantages attributed to the common shares issued by the Company already in circulation and which will share in the net income of the current financial year, proportionally as of their date of issuance, therefore exchanging 219.1087 and 35.1075 common shares issued by the Company, respectively, for each share of the capital stock of these companies, cancelled as a result of the merger. The indirect interest from Telmex in the Company’s voting capital has increased from 95.14% to 97.33% .

ANATEL, which has been previously consulted, has stated that the terms and conditions for the merger are in accordance with the applicable law, and that all required approvals have been obtained. Therefore, the merger does not depend upon any other governmental approval.

The Company, through its subsidiaries and affiliated companies, offers voice, text, data and image transmission and other services locally and abroad, as well as satellite services. The Company’s operations are regulated by the National Telecommunications Agency (“ANATEL”).

The Company holds 98.99% of Empresa Brasileira de Telecomunicações S.A. – Embratel (“Embratel”), which provides domestic and international services.

Under the terms of the telecommunications concessions (domestic and international long distance services) granted by the Federal Government, and renewed for 20-year term, since January 1, 2006, at cost to the Company. This cost is related to the payment, bi-annually, corresponding to 2% (two per cent) of its revenues, from switched fixed telephone service, net of taxes and social contributions, of the previously year to the payment.

On November 1, 2000, the subsidiary Embratel incorporated Star One S.A. (“Star One”) to manage satellite operations, as the main Brazilian provider of transponders for radio communications services such as: (i) network services; (ii) end-to-end telecommunications services; and (iii) radio and television broadcasting. On the date of its incorporation, all terms related to the Brazilian satellite rights and obligations were transferred to Star One, which became the licensee for providing these services until December 31, 2005, free of any burden, except when indicated, which was renewable until December 31, 2020, at cost to the subsidiary, by ANATEL, and would be renewable for more 15 years subject to ANATEL’s regulation.

On May 18, 2006, the Company’s subsidiary Embratel acquired from Globo Comunicação e Participações S.A. (“Globo”) and from its subsidiary Globosat Programadora Ltda. (“Globosat”): (i) 200,000,000 preferred shares issued by NET and held by Globosat, representing 8.54% of the total share class and 5.06% of the total capital of NET; and (ii) rights assigned by NET to Globo (as the successor of Roma Participações S.A.), under the terms of CVM Instruction No. 319/99 and subsequent amendments, and in accordance with applicable tax and corporate legislation, deriving from the special premium reserve recorded at NET and from the tax loss relating to such premium, amortized or used, as the case may be, in 2005, convertible into 26,575,961 new ordinary shares and 38,572,409 preferred shares issued by NET, representing 1.65% of total ordinary shares, 1.65% of total preferred shares and 1.65% of the total capital of NET. Globo and its subsidiaries, shareholders of NET, did not exercise their preemptive rights to the subscription of said capital increase.

After the transaction conducted by the subsidiary Embratel, Embrapar has held, directly and indirectly, a total 1,727,887,827 ordinary and preferred shares (equivalent to 115,192 thousand ordinary shares in a reverse split of 15 for 1), representing 42.98% of total capital. This investment did not change the shareholding structure of NET.

Also with regard to this investment, on November 30, 2006, NET issued 1,355,713 ordinary shares and 23,010,140 preferred shares, thus concluding the first stage of the acquisition of Vivax S.A (“Vivax”).

Embrapar (directly and indirectly) subscribed a total 1,355,707 ordinary shares and as of December 31, 2006 has held (directly and indirectly) a 39.87% interest in the total capital of NET.

Although Embrapar’s (direct and indirect) investment in NET has decreased 3.1% with this transaction, there was a capital gain of approximately R$190 million (R$120 million net in other non-operating income and R$70 million in equity pick-up).

The Company also holds indirect interest of 100.00% of the capital of Vésper S.A. (“VSA”) and Vésper São Paulo S.A. (“VSP”), which provides telecommunication services. Until May 26, 2005, these subsidiaries were local competitors in São Paulo (Region III) and the North and Northeast (Region I) regions of Brazil. According to Act No. 40,812/2003 of ANATEL, it was necessary to eliminate all overlapping of service areas or types of services derived from the transfer of these subsidiaries to the Company within 18 months following the publication of this act (November 25, 2003).

For such reason, on May 27, 2005, based on ANATEL Act n° 51,119/2005, the authorizations to operate switched fixed telephony services held by VSA and VSP were consolidated with the authorizations hold by Embratel for operate the same type of service.

On October 28, 2005, Vésper Holding São Paulo S.A. and Vésper Holding S.A. were merged by their subsidiaries, VSP and VSA. At this same date, the subsidiary CT Torres Ltda. (“CT Torres”), acquired on March 2, 2004 by Embratel, whose fixed assets comprise 622 communication towers, belonging up to December 2, 2003 to VSA and VSP, were spun off and its parts incorporated again into the subsidiaries VSA and VSP. As a consequence, there were a dilution of indirect interest by the Company in these subsidiaries and an increase of interest by the subsidiary Embratel.

On November 25, 2005 the subsidiary Embratel has concluded the transaction of the purchase of shares and sale agreement with Portugal Telecom Brasil S.A. (“PT Brasil”), where PT Brasil transfers to Embratel the total amount of shares that represent 100% of the capital of Primesys Soluções Empresariais S.A. (“PMS”), and all the rights resulting from and pertaining to those shares, face the payment of R$250,976 by the subsidiary Embratel to PT Brasil, after the approval by ANATEL and implementation of all previous conditions.

On May 8, 2006, Embrapar announced the decision of its controlling shareholder, Telmex, to file a request with CVM for the public offer for the acquisition of all outstanding ordinary and preferred shares issued by the Company (Public Offer for Shares - “OPA”), with a view to cancelling Embrapar’s registration as a public company. The purchase price offered for both share classes was R$6.95 (six reais and ninety-five cents) per 1,000 share lot, adjusted by the monthly Reference Rate (TR) variation, pro rata temporis, from the date the offer was announced in a notice of material event to the date of OPA settlement.

After CVM approved the OPA, Telmex initiated the Voluntary Offer on October 3, 2006, and an auction was held at the Sao Paulo Stock Exchange on November 7, 2006, when the Offerer acquired 3,626,089,453 ordinary shares and 234,765,943,746 preferred shares issued by Embrapar. Through its subsidiaries, Telmex has become the holder of 98.0% of total ordinary shares and 94.7% of total preferred shares representing approximately 96.4% of the Company’s total capital.

In addition to acquisitions at the OPA, Telmex purchased more shares by the end of 2006, having 96.96% of total Embrapar shares as of December 31, 2006.

2. Presentation of the Financial Statements

The individual and consolidated financial statements are the responsibility of the Company’s Management and were prepared in accordance with the accounting practices adopted in Brazil, that include dispositions in Corporation Law, regulations applicable to telecommunications concessionaires and rules and accounting procedures established by the Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários) and announcement of the Brazilian Institute of Accountants (Instituto dos Auditores Independentes do Brasil – IBRACON).

Authorization for the financial statements closing process was obtained at the Board Meeting held on February 9, 2007.

The preparation of the financial statements involves the use of accounting estimates. Such estimates were based on objective and subjective aspects considering management’s judgment to determine the adequate amount to be recorded in the financial statements. Significant items subject to these estimates and assumptions include the selection of useful lives of fixed assets and their recovery in operations, risk credit analysis to determine the allowance for doubtful accounts, and the analyses of other risks to determine other provisions, including the provision for contingencies, and the valuation of financial instruments and other assets and liabilities at the balance sheet date.

Actual results may significantly differ from these estimates once the underlying transactions are settled due to the underlying inaccuracy of the determination process. The Company reviews its estimates and assumptions at least on a quarterly basis.

The provision for income and social contribution taxes was recognized in accordance with legislation in effect at the balance sheet date.

Assets and liabilities are classified as current when these items are likely to be settled or realized within twelve months, or otherwise classified as noncurrent.

Certain reclassifications were performed in the financial statements for the year ended December 31, 2005 to make them consistent with the presentation of the current year.

3. Principal Accounting Practices

a) Cash and cash equivalents and short-term investments

Cash and cash equivalents and short-term investments of fixed income, variable income, government securities and Bank Deposit Certificates (CDB), with maturity not exceeding 90 days as from balance sheet date, are classified as cash and cash equivalents and are stated at the investment amount, plus yield contracted and proportionally recognized until balance sheet date. Those redeemable in a term exceeding 90 days as from balance sheet date are represented by securities acquired with the objective of being frequently and actively traded, classified as trading securities. Such investments are valued and recorded at market value determined according to quotations or estimates, the realized and unrealized gains and losses being recognized in the Statements of Income.

b) Accounts receivable

Refer primarily to the amounts received from local and long distance domestic and international telecommunication services, billed and/or unbilled at the balance sheet dates, as well as amounts receivable from data and other services.

An allowance for doubtful accounts is accrued to cover the amounts which recoverability is considered doubtful.

c) Foreign currency transactions

Assets and liabilities in foreign currency are recorded at the exchange rate prevailing at the balance sheet dates. Exchange gains or losses are recorded in the income statement under “Financial Income (Expense)”, when incurred. The effects of exchange rate variations are described in Note 10.

d) Inventories

Inventories are stated at the average purchase cost less the provision for realization, when applicable and refer primarily to handsets (digital telephone equipment).

e) Investments

Refers substantially to the interest in subsidiaries and associated company recorded under the equity method.

The accounting practices adopted by the subsidiaries and associated company, included those located overseas, are consistent with those adopted by the Company.

f) Property, plant and equipment

Property, plant and equipment is recorded at purchase cost and/or construction cost, monetarily restated up to December 31, 1995, less accumulated depreciation, adjusted for impairment, when applicable.

The annual rates of depreciation are calculated using the straight-line method, based on the estimated useful lives of the assets. The main applicable rates are stated in Note 17.

Expenses for maintenance and repairs are capitalized when they represent improvements (increase of installed capacity or useful life) while the others are expensed. The financial charges arising from financing linked to construction in progress are recorded in property, plant and equipment.

The Company’s policy is to capitalize goods acquired through leasing arrangements and the corresponding lease finance is recorded as a liability. The liability arising from such transactions bear interests as established in the leasing contracts and, when applicable, exchange variations.

The recoverability of the Company’s property, plant and equipment through future generation of income is monitored on the basis of income forecasts for the purpose of verifying whether the net recoverable value is greater than the net book value.

g) Intangibles

They mainly correspond to software, regulatory permits and rights of use, whose breakdown is presented in Note 18. Amortization of software is calculated by straight-line method for the period of 5 years, and regulatory permits and right of use for the contract term.

h) Deferred charges

Deferred charges refer to the goodwill paid by the former parent company of CT Torres and PMS on its acquisition, which was later capitalized on themselves (with the spun off of CT Torres, as mentioned in Note 1, and its merger by the subsidiaries VSA and VSP, this goodwill has been recorded by these companies).

The above mentioned goodwills are well-founded on and have been amortized based on future profits forecasts.

i) Loans and financing

Loans and financing are updated based on the exchange or monetary variations and according to the interest rates incurred up to the balance sheet dates according to the terms defined in the contracts.

j) Income tax and social contribution

Income tax and social contribution are calculated according to the rules and rates prevailing during the year and are recorded on an accrual basis.

Deferred income tax and social contribution on accumulated tax losses and social contribution negative basis, as well as on temporary differences are assessed based on the expectation of generating future taxable income less the valuation allowance based on the regulations established by CVM Instruction No. 371/02, as stated in Notes 12, 15 and 21.

Prepaid or recoverable amounts are stated as current or noncurrent assets, based on their related estimated realization.

k) Provision for contingencies

Constituted based on the external and internal legal counsels’ opinions at amounts deemed to be sufficient to cover any losses or risks which chances of losing are considered probable. The total balance is recorded as current liabilities, due to the fact that it is not possible to estimate the time required to reach settlement. The grounds and nature of the provisions are described in Note 24.

l) Actuarial liability - Telos

The subsidiaries Embratel and Star One sponsor an entity to manage the pension funds and other post-retirement benefits for their employees (Note 25). The contributions toward the plans are planned by actuaries and recorded on an accrual basis.

According to CVM Deliberation No. 371 issued at December 13, 2000, actuarial liabilities were fully recognized in the financial statements as of December 31, 2001.

m) Deferred income

This amount is mainly related to the sale of rights of way primarily for fiber optic cables to Brazilian telecommunications companies and other international companies with activities in the Mercosul, and is reflected in income statements according to the terms of the contracts.

Additionally, it includes the amount of the negative goodwill recorded on the acquisition of the subsidiaries VSP, VSA and the merger of Latam and the increase of interest in the total capital of Embratel.

n) Revenue recognition

Revenues from telecommunications services are recorded on an accrual basis, less an estimate for billing problems or disputes.

o) Financial income (expense)

Represents interest and foreign exchange and monetary variations on loans and financing and other assets and liabilities subject to monetary updated, recorded on an accrual basis. Additionally, includes banking and fiduciary letters expenses, as well as PIS (Employees’ Profit Participation Program) and COFINS (Tax on Social Security Financing) expenses (calculated on financial income) and CPMF (Provisional Contribution on Financial Activities).

p) Employees’ profit sharing

The subsidiaries Embratel, Star One, Click 21, BrasilCenter, PMS and TdB have established a provision for employees’ profit sharing, which is calculated based on the Company’s and employees’ targets and which payment is subject to approval by the Annual General Shareholders’ Meeting. These subsidiaries recorded this expense in the statement of income under general and administrative expenses (R$58,169 and R$51,949 for the years ended December 31, 2006 and 2005, respectively). In 2006, BrasilCenter has recorded a provision, in amount of R$3,650 (R$1,608 at December 31, 2005), classified as personnel in the group of selling expenses.

Management profit sharing is included under Directors’ Fees (Note 29).

q) Minority interests

Refers to the minority shareholders’ interests in the subsidiaries Embratel and Star One.

r) Net income per thousand outstanding shares

Net income per thousand outstanding shares is calculated based on the number of outstanding shares on the date of the financial statements.

4. Consolidation Procedures

In the consolidated financial statements, investments in subsidiaries have been eliminated against their respective shareholders’ equity, unrealized intercompany profits or losses, when applicable, equity earnings and provision for losses on subsidiaries’ investments, intercompany income and expenses, intercompany current and non-current asset and liabilities balances. The amount of shareholders’ minority interest has been separated in the results and shareholders’ equity of the subsidiaries.

The consolidated financial statements include the financial statements of the Company and its subsidiaries, according to direct and/or indirect participation in the share/voting capital, as shown below:

	%

	2006	2005

Embratel	99.0	99.0
Star One	80.0	80.0
BrasilCenter Comunicações Ltda. – “BrasilCenter”	100.0	100.0
Click 21 Comércio de Publicidade Ltda. – “Click 21”	100.0	100.0
VSA (1)	100.0	100.0
VSP (1)	100.0	100.0
TdB (1)	100.0	100.0
PMS (1)	100.0	100.0
Embratel Internacional S.A. (2)	100.0	100.0
Embratel Uruguay S.A. (2)	100.0	100.0
Palau Telecomunicações Ltda. (2)	100.0	100.0
Ponape Telecomunicações Ltda. – “Ponape” (2)	100.0	100.0
Gollum Investments, Inc. (3)	-	100.0
Embratel Chile S.A. (3)	-	100.0
Embratel Americas, Inc. (4)	-	100.0

(1) See comments on Note 1.

(2) The Board of Directors approved the liquidation/dissolution of these Companies, but the dissolution process is still in progress.

(3) The liquidation/dissolution of these subsidiaries occurred in the 1st quarter of 2006.

(4) The liquidation/dissolution of this subsidiary occurred on November 8, 2006.

5. Net Operating Revenue

	Consolidated

	2006	2005

Voice
Domestic long distance	4,217,765	4,104,864
International long distance	511,578	653,200

	4,729,343	4,758,064
Data & Internet
Corporate and other	2,013,585	1,614,040
Telecommunications companies	251,047	225,600

	2,264,632	1,839,640

Local services (1)	911,602	680,386

Other services (2)	314,624	287,216

Total	8,220,201	7,565,306

(1) Includes revenue from handsets sales.
(2) Refers mainly to revenues from the transmission of television and radio, telex and mobile satellite communication services.

6. Cost of Services and Goods Sold

	Consolidated

	2006	2005

Interconnection/facilities (1)	(3,321,158)	(3,364,817)
Depreciation and amortization	(925,030)	(914,755)
Third-party services (2)	(379,600)	(266,927)
Personnel	(284,841)	(249,220)
Other (3)	(422,736)	(228,681)

Total	(5,333,365)	(5,024,400)

(1) Interconnection costs represent charges by the fixed-line and mobile telephone companies providing interconnection services, according to Resolution No. 33, of April 1, 1998 and Resolution No. 438, of July 10, 2006, both issued by ANATEL; costs with facilities refer to charges by telecommunication service providers for the use of dedicated circuits for the rendering of services to end users.

(2) Refers mainly to the installation and maintenance of telecommunications equipment and public utilities (electric power).

(3) These refers substantially to FUST, FUNTTEL and amount charged by ANATEL to renew the concession (Note 1), rental and handsets selling costs.

7. Selling Expenses

	Consolidated

	2006	2005

Doubtful accounts (1)	(434,959)	(393,821)
Third-party services (2)	(426,567)	(355,769)
Personnel	(282,771)	(269,377)
Depreciation and amortization	(406)	(2,521)
Other	(7,873)	(4,675)

Total	(1,152,576)	(1,026,163)

(1) Comprise also other losses related with accounts receivable.

(2)Refers, substantially, to the expense with marketing and advertising, billing and mailing, advisory and consulting.

8. General and Administrative Expenses

	Company		Consolidated

	2006	2005	2006	2005

Third-party services (1)	(3,750)	(7,971)	(327,085)	(347,161)
Taxes (2)	(357)	(720)	(298,930)	(36,734)
Depreciation and amortization	-	-	(190,112)	(172,969)
Personnel	(807)	(691)	(155,918)	(133,157)
Employees’ profit sharing	-	-	(58,169)	(51,949)
Other	(2)	(3)	(44,844)	(71,821)

Total	(4,916)	(9,385)	(1,075,058)	(813,791)

(1) Refers to maintenance, conservation and cleaning expenses as well as those for public utilities and information technology, auditing, assistance and consulting.

(2) In 2006, this also includes expenses recognized in connection with ICMS Agreement No. 72 (Note 24.2.a).

9. Other Operating Income (Expenses), Net

	Consolidated

	2006	2005

Agreement with operators (Note 31)	7,674	69,829
ICMS recovery	684	28,359
Tax credit – PASEP (1)	-	144,325
Provision for contingencies (Note 24)	(543,383)	(196,949)
Late charges expenses, net (2)	(110,423)	(27,101)
FUST (3)	-	(66,205)
Other (4)	25,199	(49,360)

Total	(620,249)	(97,102)

(1) After Decree-Laws No. 2,445/88 and 2,449/88 were declared unconstitutional by the Federal Supreme Court – STF, which suspended their enforceability in October 1995, the subsidiary Embratel filed a Declaratory Action claiming the recognition of its right to offset amounts improperly paid to the Public Service Employee Savings Program – PASEP in the period from January 1989 to August 1995, against amounts due or overdue to the Social Integration Program – PIS, monetarily adjusted, including by indices understated by inflation rates under several economic plans in force from the original date of payments until December 1995. Based on a preliminary court decision dated July 28, 1999, which determined that tax authorities could not officially notify the such subsidiary of tax deficiency with regard to the offset of such credits, the amounts paid were recalculated, based on the provisions of Supplementary Law No. 8/70, and offset against PIS payable between July 1999 and November 2000. Corresponding liability was maintained in the financial statements under liabilities and monetarily adjusted until the closing of the case. On August 29, 2005 was certificated that the decision of the Third Panel of the Federal Regional Court of the 2nd Chapter had become final and unappealable, thus recognizing the Company’s right to use said credit amounts. Considering such decision, the subsidiary Embratel recognized in the year ended December 31, 2005 a tax credit in the amount of R$17,955 (Note 10), which will be offset against payments due of PIS, and also reversed the liability that had been recorded in its financial statements in the amount of R$151,163, which R$6,838 (Note 10) referred to interests that had been recorded as financial income (expense).

(2) This refers mainly to a fine of R$95,130 levied by the Federal Revenue Service in connection with income tax on inbound international income (Note 24.2. b).

(3) In December 2003, ANATEL issued an official letter clarifying that the interconnection costs are deductible from FUST - Telecommunications Systems Universalization Fund tax basis. In the second quarter of 2004, the subsidiary Embratel concluded a review of the FUST tax basis and recorded a corresponding tax credit, which monetarily restated by Selic rate, totaled R$68,992 at December 31, 2005 on subsidiary Embratel and R$2,989 on the subsidiaries VSP and VSA. In December 2005, the ANATEL has published the Abridgement number 01/2005, retroactive to year 2000, with the objective to assure that the operators can pay the FUST without the exclusion, on basis of computation of the referred contribution, from revenues pass on and/or received from telecommunications services render as interconnection remuneration and exploration of dedicated industrial line (EILD). Consequently, the referred credits were reverted to other operational income (expenses), net, in the amount of R$66,205 (Note 9), related to the reversion of the registered credits until December 31, 2004, and R$5,776, as financial income (expense), referred to the reversion of exchange variation accrued in 2005. In January 2006, the Company filed an injunction, as described in Note 24.2. g..

(4) Due to the agreements with operators, in 2005 (Note 31), the Company made an analysis about the risk situations, and it was identified and recorded an amount of R$61,000.

10. Financial Income (Expense)

	Company		Consolidated

	2006	2005	2006	2005

Financial income
Interest on temporary investments (1)	14,666	16,008	561,412	222,042
Monetary variation – credit (1)	-	-	183,273	(10,244)
Exchange variation - assets accounts	1	4	(1,965)	(33,598)

Subtotal	14,667	16,012	742,720	178,200

Financial expense
Financial charges	(15,090)	(5,161)	(235,052)	(351,950)
Monetary variations – charge	-	-	(367,916)	(32,341)
Exchange variations – liabilities accounts	-	-	(21,782)	(18,208)

Subtotal	(15,090)	(5,161)	(624,750)	(402,499)

Total	(423)	10,851	117,970	(224,299)

(1) In 2005, the Company recognized in its financial statements PASEP tax credits of R$17,955 and interest of R$6,838, as described in Note 9 and Note 16. In 2006, the subsidiary Embratel recognized revenues of R$604,790 referring to the right to recover amounts paid for income and social contribution taxes on inflationary gains, including interest and monetary restatement of R$592,890 on the related credit (Note 15).

In 2006, the US dollar devalued by 8.66% (11.82% devaluation for the same period in 2005) against to the Brazilian real, and so the Company recorded an exchange variation expense of R$21,782 during the year (exchange variation expense of R$18,208 in the same period of 2005), net of results from hedge contracts recorded during the year (expenses of R$123,807 and R$239,922 in 2006 and 2005, respectively).

11. Other Non-Operating Income (Expense), Net

	Consolidated

	2006	2005

Income
Disposal of property, plant and equipment	3,133	5,175
Agreement with operators	-	9,627
Capital gain (Note 1)	129,130	-
Other	9,305	9,586
Expenses
Write-off of property, plant and equipment	(3,421)	(2,889)
Provision for write-off of property, plant and equipment	(8,160)	-
Loss of interest stake (Note 1)	(9,172)	(852)
Other	(890)	-

Total	119,925	20,647

In 2005, income recorded by the parent company refers to the reversal of the provision for negative equity of subsidiaries VSA and VSP, due to the Company’s diluted direct shareholding (Note 1). In 2006, this refers substantially to capital gains generated by capital contributions at the investee NET (Note 16).

12. Income Tax and Social Contribution

The Company and its subsidiaries are subject to corporate income tax – IRPJ and social contribution on profits – CSLL based on taxable income and have chosen to pay these taxes based on monthly estimates. By this calculation methodology, the monthly estimated payment is suspended or reduced when the amounts calculated according to this criteria exceeds those calculated based on the accumulated actual profit of the current period, upon balance sheets prepared as provided in current tax and commercial legislation. The amounts prepaid of IRPJ and CSLL are recorded as Income Tax – Estimate and Social Contribution and are presented as a deduction from the respective taxes payable in the financial statements (Note 21).

The provision for income tax is calculated based on taxable income at a rate of 15% plus to 10% surcharge provided for in law. The social contribution is calculated at a rate of 9%.

At December 31, 2006 and 2005, the tax losses carry forward and negative basis of social contribution of the main subsidiaries, that can be offset according to Law No. 9,065/95, which limited offsetting of accumulated tax losses and negative basis for social contribution to 30% of taxable income generated in each fiscal year, are described below:

	Consolidated

	December 31, 2006		December 31, 2005

		Negative basis of		Negative basis
Company/ subsidiary	Tax losses	social	Tax losses	of social
	carry forward	contribution	carry forward	contribution

Embratel	971,163	852,776	1,050,333	929,896
VSA e VSP (1)	4,217,881	4,224,299	4,005,744	4,010,560
TdB (1)	559,606	568,754	522,690	531,480
PMS (1)	186,882	186,882	185,759	185,759
Embrapar (1)	11,641	12,263	4,765	5,387
Other (1) (2)	14,335	14,439	15,436	15,533

Total	5,961,508	5,859,413	5,784,727	5,678,615

(1) Due to the fact that these companies did not present taxable income, as well as due to uncertainties regarding toits realization, the respective tax credits has not been recognized.

(2) Income and social contribution tax losses carryforward of subsidiaries BrasilCenter and Click 21.

12.1. Income tax and social contribution income (expenses)

Income tax and social contribution expenses include the current expense for the year, computed in accordance with current tax legislation, and deferred expense calculated on the temporary differences arising or realized in the year, tax losses carry forward and negative basis of social contribution. The consolidated deferred income tax and social contribution income, recorded during 2006, totaled R$1,594 (expense of R$149,650 in 2005) resulting from the calculation of these taxes on the allowance of doubtful accounts, tax losses carry forward and other temporary nondeductible expenses as well as other temporary non-taxable income (Notes 15 and 21).

Breakdown of income tax and social contribution expense:

	Company		Consolidated

	2006	2005	2006	2005

Current
Social contribution	-	(93)	(29,824)	(18,388)
Income tax	-	(234)	(113,070)	(53,476)

Total current	-	(327)	(142,894)	(71,864)

Deferred
Social contribution	(496)	-	6,940	(39,243)
Income tax	(1,376)	-	(5,346)	(110,407)

Total deferred	(1,872)	-	1,594	(149,650)

Total income (expense)	(1,872)	(327)	(141,300)	(221,514)

Current income tax and social contribution expense reported in the consolidated statements of income for the years ended 2006 and 2005 are mainly attributable to the subsidiaries Embratel and Star One.

12.2. Reconciliation of tax expenses with nominal rates

The reconciliation of income tax and social contribution calculated based on the nominal tax rates in relation to the amounts recorded is shown below:

	Company		Consolidated

	2006	2005	2006	2005

Income before taxes and minority interests	107,718	174,754	294,601	440,615

Income tax expenses at nominal rate – 25%	(26,930)	(43,689)	(73,650)	(110,154)
Adjustments to obtain the effective rate:
Income tax on amortization of goodwill on merger	-	-	-	(6,611)
Unrecorded tax credits owed to Instruction CVM 371 (1)	-	-	(3,851)	(19,223)
Equity pickup, provision for losses on subsidiaries’
investments and goodwill amortization	2,762	2,352	4,438	10,103
Other permanent additions (exclusions) (2)	22,792	41,103	(45,353)	(37,999)

Income tax expenses in the statements of income	(1,376)	(234)	(118,416)	(163,884)

Social contribution expenses at nominal rate – 9%	(9,695)	(15,728)	(26,514)	(39,655)
Adjustments to obtain the effective rate:
Social contribution on amortization of goodwill on
merger	-	-	-	(2,380)
Unrecorded tax credits owed to Instruction CVM 371 (1)	-	-	(1,386)	(6,955)
Equity pickup, provision for losses on subsidiaries’
investments and goodwill amortization	994	847	1,598	3,637
Other permanent additions (exclusions) (2) (3)	8,205	14,788	3,418	(12,277)

Social contribution expenses in the statements of income	(496)	(93)	(22,884)	(57,630)

Income tax and social contribution	(1,872)	(327)	(141,300)	(221,514)

(1) This basically refers to the losses incurred by subsidiaries VSP and VSA, on which no tax credits were established due to the uncertainties involved in the realization of them.

(2) Permanent additions (exclusions) in the consolidated statements mainly correspond to losses on credit receivable by Embratel, which do not fulfill the deduction rules predicted on actual tax law.

(3) In 2005, in the parent company, it substantially refers to the write-off of provision for coverage of capital deficiency of subsidiaries VSP and VSA, in connection with dilution of direct ownership interest of the Company (Note 1).

13. Cash and Cash Equivalents and Short-Term Investments

	Company		Consolidated

	2006	2005	2006	2005

Cash and cash equivalents:
Cash and bank deposits	23	95	287,222	241,542
Foreign short-term investments	-	-	51,221	27,989
Financial investment fund (1)	803	538	295,133	158,743
Provision for Income Tax and other	(3)	(4)	(726)	(1,015)

	823	629	632,850	427,259
Short-term investments:
Financial investment fund (2)	-	646	-	177,743
Bank Certificates of Deposit (CDB)	-	-	4,303	4,892

	-	646	4,303	182,635

Total	823	1,275	637,153	609,894

(1) Represent exclusive fund securities maturing within less than 90 days as from year end date.
(2) Represent exclusive fund securities maturing within more than 90 days as from year end date.

Statement of foreign short-term investments and investment funds:

	Consolidated

				2006

	LTN hedged by				Off-Shore	Provision for IR
Financial Institution	swap	LFT	Over Selic	CDB	investments	and others	Total

Exclusive Investment Fund
Bradesco	9,705	3,922	237,468	44,038	-	(726)	294,407

Other investments
ABN Amro	-	-	-	4,303	-	-	4,303
Banco do Brasil NY	-	-	-	-	442	-	442
J P Morgan	-	-	-	-	49,839	-	49,839
Citibank	-	-	-	-	940	-	940

Subtotal	-	-	-	4,303	51,221	-	55,524

Total	9,705	3,922	237,468	48,341	51,221	(726)	349,931

	Consolidated

				2005

	LTN hedged by				Off-Shore	Provision for IR
Financial Institution	swap	LFT	Over Selic	CDB	investments	and others	Total

Exclusive Investment Fund
Bradesco	75,142	92,365	118,038	3,451	-	(905)	288,091
BNP	11,090	1,364	559	10,622	-	(109)	23,526

Subtotal	86,232	93,729	118,597	14,073	-	(1,014)	311,617

Other investments
Safra (non-exclusive fund)	23,685	169	-	-	-	-	23,854
ABN Amro	-	-	-	4,892	-	-	4,892
Banco do Brasil NY	-	-	-	-	1,483	-	1,483
J P Morgan	-	-	-	-	25,526	-	25,526
Citibank	-	-	-	-	980	-	980

Subtotal	23,685	169	-	4,892	27,989	-	56,735

Total	109,917	93,898	118,597	18,965	27,989	(1,014)	368,352

A substantial part of the capital investments of the Company is represented for funds application in exclusive investment funds quota (“IFQ”).

This IFQ, comprising exclusive investment funds (“IFs”), classified as Referenced DI short-term, is allocated to the Company and parent companies or those who have authorization to participate in that fund. It was built under the open condominium form without time limit, and it is daily liquid. The IF portfolio management is done by external managers that follow the investments policies established by the Company.

The fund portfolio comprises government securities, certificates of bank deposits (“CDBs”) issued by first-tier financial institutions and derivatives, with the latter being used exclusively to protect the portfolio. The financial assets that belong to fund portfolio are registrated, conforming the case, on the “Sistema Especial de Liquidação e de Custódia” – SELIC, on the “Câmara de Custódia e Liquidação” – CETIP, or in the “Bolsa de Mercadorias & Futuros” – BM&F.

14. Accounts Receivable

	Consolidated

	2006	2005

Voice services	1,660,578	2,038,839
Data, telecommunications companies and other services	822,378	483,680
Foreign administrators	138,037	209,628

Subtotal	2,620,993	2,732,147
Allowance for doubtful accounts	(676,488)	(1,170,511)

Total	1,944,505	1,561,636

	Consolidated

	2006	2005

Billed services	1,957,500	2,204,753
Unbilled services	663,493	527,394

Gross accounts receivable	2,620,993	2,732,147

Allowance for doubtful accounts	(676,488)	(1,170,511)

Accounts receivable, net	1,944,505	1,561,636

	Consolidated

	2006	2005

Accounts receivable maturity:
Maturing	1,022,125	857,776
Overdue from:
01 to 30 days	367,847	244,455
31 to 60 days	279,029	215,056
61 to 90 days	145,872	55,818
Over 90 days	806,120	1,359,042

Total	2,620,993	2,732,147

The Company monitors its past due accounts receivable and the balance of the allowance for doubtful accounts as of December 31, 2006 and 2005 was mainly made up of amounts overdue more than 90 days, from basic voice customer users, advanced voice, data and other services, as well as estimated amounts based on historical losses.

Changes in the allowance for doubtful accounts were as follow:

Ending balance at December 31, 2004	2,120,480

Increase of expenses for doubtful accounts	352,897
Reduction related to other accounts (2)	(405,778)
Disposal of allowance for doubtful accounts (1)	(897,088)

Ending balance at December 31, 2005	1,170,511

Increase of expenses for doubtful accounts	316,599
Reduction related to other accounts (3)	(92,349)
Disposal of allowance for doubtful accounts (1)	(718,273)

Ending balance at December 31, 2006	676,488

(1) Reduction due to invoices disposals from voice and data services, after the drain of charging actions.

(2) Reduction due to acquisition, by the subsidiary Embratel, of a portion of accounts receivable, net of allowance for doubtful accounts, from subsidiaries VSA and VSP and the reversions of provisions because the agreements with operators (Note 31).

(3) Decrease mainly due to agreements with operators (Note 31).

15. Deferred and Recoverable Taxes

	Company		Consolidated

	2006	2005	2006	2005

Deferred income tax and social contribution assets
Provision for write-off of property, plant and
equipment/accelerated depreciation	-	-	26,923	29,257
Tax losses carry forward	-	-	242,791	262,583
Negative basis of social contribution	-	-	76,750	83,691
Allowance for doubtful accounts	-	-	209,288	382,019
COFINS/PIS – temporarily non-deductible	-	1,872	860	2,732
Provision for contingencies	-	-	334,342	197,823
SWAP	-	-	77,166	48,823
Actuarial plan	-	-	47,717	36,391
Other deferred taxes (provisions)	-	-	83,009	55,415

Subtotal	-	1,872	1,098,846	1,098,734

Recoverable taxes
Withholding income tax (IRRF)/social contribution	106	6,618	55,501	72,359
Recoverable income tax/social contribution	7,417	2,199	48,481	44,580
Income tax / social contribution tax on inflationary
gains (1)	-	-	604,790	-
ICMS (value-added tax)	-	-	269,998	248,022
Income tax on net income - ILL	-	-	7,930	7,560
Other (2)	1,038	-	42,484	70,158

Total	8,561	10,689	2,128,030	1,541,413

Current	8,561	10,689	495,266	463,456

Noncurrent	-	-	1,632,764	1,077,957

(1) In December 2000, subsidiary Embratel filed a suit against the federal government claiming its right to recover amounts paid for income and social contribution taxes on inflationary gains from 1990 to 1994. On November 28, 2006, a favorable decision was handed down to subsidiary Embratel. Consequently, the subsidiary recognized revenues of R$604,790, including interest and monetary adjustment on the related credit amount of R$592,890, in its financial statements for the year ended December 31, 2006 (Note 10). In addition, certain aspects related to this matter, which are not explicit in the referred to ruling, are being evaluated by subsidiary Embratel and its legal advisors. For this reason, as they depend on certain factors to become effectively realizable credits in light of accounting practices adopted in Brazil, they were not recognized in the financial statements.

(2) Composed, mainly, by tax credits of PIS and COFINS recorded in accordance with the Laws 10,637/02 and 10,833/03 as well as taxes withhold by federal agency.

The consolidated figures for deferred taxes arise substantially from the subsidiary Embratel and were recognized on the assumption of future realization, in accordance with CVM Instruction No. 371/02, which establishes the essential conditions for maintaining and accounting for deferred assets stemming from temporary differences and from income and social contribution tax losses.

Studies conducted by the such subsidiary indicate full recovery of the amounts recognized by its subsidiaries within the period defined by this Instruction. The technical studies, which support the maintenance of the recorded amounts, correspond to Management’s best estimates regarding the subsidiaries’ projected income. As such, due to the inherent nature of financial forecasts and uncertainties of information based on future events, mainly considering the market in which the subsidiary Embratel operates, there may be differences between the actual results and those shown in the financial projections.

The table below shows the schedule for realization of the deferred tax assets recorded by the subsidiary Embratel:

Year/period

2007	194,101
2008	199,993
2009	146,366
2010	114,573
2011	166,100
2012 to 2014	250,957
2015 to 2016	18,603

Total	1,090,693

16. Investments

In the Company, the roll forward of the investments and the provision for losses on investments for the year ended December 31, 2006 is shown below:

	Balance on 12.31.2005			Roll forward								Balance on 12.31.2006

				Acquisition/ capital subscriptions
			Negative goodwill		Equity pick-up	Amortization of goodwill		Transfer of shares	Equity gains/ losses	Negative goodwill	Capital decrease			Negative goodwill
	Investments	Goodwill(2)					Dividends (5)					Investments	Goodwill (2)

Embratel (1)	6,498,686	-	(7,260)	-	(40,464)	-	-	-	-	-	-	6,458,222	-	(7,260)
NET (2)	68,475	379,256	-	10,801	16,230	(39,460)	-	(1,227)	91,051	-	-	185,330	339,796	-
GB (2)	272,008	167,795	-	24,246	74,317	(17,088)	-	1,227	-	(11,598)	-	371,798	150,707	(11,598)
TdB	204,262	-	-	-	17,512	-	(21,835)	-	-	-	(13,220)	186,719	-	-
Ponape	10	-	-	-	-	-	-	-	-	-	-	10	-	-
VSA e VSP (3)	-	-	(18,655)	-	-	-	-	-	-	-	-	-	-	(18,655)
Other (4)	-	-	(49,287)	-	-	-	-	-	-	-	-	-	-	(49,287)

	7,043,441	547,051	(75,202)	35,047	67,595	(56,548)	(21,835)	-	91,051	(11,598)	(13,220)	7,202,079	490,503	(86,800)

		7,515,290										7,605,782

(1) During the second quarter of 2005, the Company made a capital increase in the amounts proportionally higher than the minorities, at a price of R$308.18 per thousand share lot, less than a book value on that date, of R$1,291.87. As the negative goodwill is not economically based, it will be amortized only in case of investment write-off or sale.

(2) The amount of goodwill acquired is justified by economic studies and based on expectation of a future profitability for the acquired operations. The amortizations of goodwill are being recorded based on the term of the future profit forecasts (10 years), which are yearly revised.

(3) As the negative goodwill acquired on VSA and VSP is not justified by an economic fact, it will be amortized only by write-off or disposal of this investment.

(4) Refers to negative goodwill acquired on Latam.

(5) Dividends receivable classified in the current assets (Note 26.d).

At December 31, 2006, the information related to the main investments in direct subsidiaries and associated companies are shown below:

			Quantity of shares/quotas
			(thousand share lot)			% of interest

Subsidiaries /
associated	Net income	Shareholders’				Voting
company	(loss)	equity	Common	Preferred	Total	capital

Embratel	(40,877)	5,056,461	5,679,815	-	99.0	99.0
TdB (1)	17,512	186,721	186,721	-	100.0	100.0
NET (1)	81,933	1,240,225	40,011	11,967	17.8	36.2
GB (1)	89,555	447,948	136,708	557,993	83.0	49.0

(1) The initial acquisition transaction was implemented through the merger of Atlantis and Latam, companies holding interest in the capital of TdB and NET/GB respectively (Note 1).

In relation to the investment in NET, the Company is a minority shareholder with special powers and is not part of the group of NET’s controlling shareholders. As construed from the analysis of the Shareholders’ Agreement of NET, Embrapar has no positive control over the Company’s operations, not even veto rights, having only the necessary right to approve certain extraordinary transactions or those transactions involving related parties.

The market price of NET shares, in accordance with the last share quotation negotiated in Bolsa de Valores de São Paulo – BOVESPA, corresponds to R$24.27 at December 31, 2006 (R$1.07 per thousand share lot at December 31, 2005, before the reverse split of 15 ordinary shares to 1). The other investees do not have shares negotiated in BOVESPA.

Until December 31, 2005, were made advances for future capital increase of R$1,452,865 in the subsidiary Embratel. These financial resources were considered on investment evaluation, because the Company waits for Corporate Act to execute this capital increase. This resource came from a capital increase made by the Company’s shareholders.

Consolidated investments are broken down as follows:

	2006	2005

Investment valued under the equity accounting method
NET	248,496	68,475
GB	371,798	272,008
Premium on investment acquisition
NET	605,516	379,256
GB	150,707	167,795
PMS	33,898	37,699
Discount on the acquisition of investments - GB	(11,598)	-
Other	416	580

	1,399,233	925,813

17. Property, Plant and Equipment

			Consolidated

			2006		2005

	Annual
	depreciation/		Accrued
	amortization (%)		depreciation/	Net book	Net book
	rates	Cost	amortization	value	value

Switching equipment	10	3,611,951	(1,789,112)	1,822,839	1,391,870
Transmission equipment	5 to 20	10,661,772	(7,235,266)	3,426,506	3,441,457
Buildings and ducts	4	1,474,014	(832,879)	641,135	692,537
Land	-	192,047	-	192,047	196,073
Other assets
Sundry equipments (1)	10 and 20	869,243	(732,203)	137,040	157,434
Telecommunications infrastructure	4, 5 and 10	1,035,607	(778,895)	256,712	325,691
Impairment of assets	-	(1,186,118)	471,880	(714,238)	(950,085)
Construction in progress	-	1,480,906	-	1,480,906	1,542,601

Satellites and transponders		816,981	-	816,981	601,332
Data and internet services		205,705	-	205,705	314,611
Access, local infrastructure and
services		83,423	-	83,423	207,809
Telco commutation		86,360	-	86,360	134,004
Network infrastructure		64,008	-	64,008	74,829
Information technology		95,383	-	95,383	72,700
Others		129,046	-	129,046	137,316

Total		18,139,422	(10,896,475)	7,242,947	6,797,578

(1) Vehicles, information technology equipment, furniture and fixtures.

a) Assets related to concession contract

The concession to provide domestic and international long-distance telecommunications services foresees the reversibility of certain fixed assets indispensable for the rendering of concession services, in order to guarantee its continuity after the concession expires.

In regard to the fixed assets considered as reversible, the General Telecommunications Law established that those assets are allocated for use in services provided under concession, which prevents their removal, disposal, assignment or use as guarantee in mortgages without the express prior authorization of the regulatory authority.

b) Assets pledged as a guarantee

As of December 31, 2006, the Company had real estate and other fixed assets listed and/or designated as guarantees in lawsuits, in the amount of R$953,873 (R$923,992 at December 31, 2005).

c) Satellite C-1

In 2001, the subsidiary Star One signed an agreement with Alcatel Space Industries (ASI), for the construction of the C-1 satellite. The cost of the project was US$141,700 and the construction was expected to last 32 months through 2005. In April 2002, Star One and Alcatel entered into an agreement to review the technical specifications of the satellite Star One C-1, which decreased the amount of the project to US$126,105.

Because of modifications to the technical specifications of the satellite, the contract was amended in March 2004 to reflect a total cost of US$212,100 and a new configuration was set of 28, 14 and 1 transponders in C, Ku and X bands, respectively.

The agreements began on September 30, 2003 and the term for placement of the satellite into orbit and delivery of the earth control station is 30 months. The launching is scheduled for the second semester of 2007.

The amendment establishes that in case of cancellation of the satellite Star One C-1 construction, the subsidiary Star One has to reimburse third parties the costs incurred, plus 5%, less the payments already made. The amount related to this contract is recorded as construction in progress as of December 31, 2006 and totals R$531,706 (R$507,048 at December 31, 2005). As described on Note 22.e, part of the construction of satellite Star One C-1 is being borrowered.

d) Satellite C-2

In January 2005, the subsidiary Star One signed up contract with Alcatel in amount of US$152,200 to build of the Star One C-2 satellite, and the expansion of the control station. The amount of the investment is estimated in US$195,000, including the insurance premium of launch, credit insurance premium, hired with Coface (“Compagnie Française d’Assurance pour le Commerce Extérieur”), and all others needed expenses to its built. The satellite will have 44 transponders and will cover South America, Mexico and Florida. The orbit delivery is programmed to the second semester of 2007. As described on Note 22.f, in June 2005, the subsidiary Star One executed a loan agreement for the construction of that satellite. At December 31, 2006, the amount related to this contract is recorded as construction in progress in amount of R$271,930 (R$94,284 at December 31, 2005).

At December 31, 2006, subsidiary Star One has two fleet satellites pledged as collateral guarantee in the amount of R$432,450 as a result of an assessment of the Federal Revenue Service relating to income tax and social contribution tax (Note 24.2. f).

18. Intangible

			Consolidated

			2006		2005

	Annual
	depreciation/		Accrued
	amortization (%)		depreciation/	Net book	Net book
	rates	Cost	amortization	value	value

Data processing systems (software)	20	1,260,593	(1,011,409)	249,184	332,712
Right of way	3 to 10	224,856	(111,258)	113,598	126,899
Regulatory permits	6	17,178	(1,607)	15,571	4,258
Other	3 to 20	58,271	(51,508)	6,763	17,119
Adjustment to market value (1)	6 to 20	(158,049)	143,785	(14,264)	(27,792)

Total		1,402,849	(1,031,997)	370,852	453,196

(1) Adjustment to market value refers mainly to data processing systems (software) of subsidiaries VSA and VSP.

19. Deferred Assets

		Consolidated

		2006		2005

		Accrued	Net book	Net book
	Cost	amortization	value	value

Pre-operating expenses	1,182	(394)	788	906
Goodwill (1)	177,395	(68,485)	108,910	137,539

Total	178,577	(68,879)	109,698	138,445

(1) Goodwill amounts are well-founded and are being amortized based on future profits forecasts, and refers to the goodwill paid by the former parent company of CT Torres and PMS on their acquisition, which were later capitalized by them. Based on an economic appraisal report, goodwill capitalized into CT Torres has been amortized in 6 years. In October, 2005 with the merge of CT Torres into VSP and VSA, this goodwill was transferred to these companies. The goodwill capitalized on subsidiary PMS is being amortized in 8 years, beginning January 2003.

20. Accounts Payable and Accrued Expenses

	Consolidated

	2006	2005

Suppliers	949,280	780,686
Foreign administrators	57,480	126,512
Consignments for third parties	92,954	45,127
Other	-	5,371

Total	1,099,714	957,696

21. Taxes and Contributions

	Company		Consolidated

	2006	2005	2006	2005

Indirect taxes
ICMS (value-added tax)	-	-	412,091	361,418
PIS/COFINS (social/finance contributions)	-	-	57,824	40,923
FUST – with judicial deposit (Note 24.2.g) (1)	-	-	2,011	-
FUNTTEL (Note 24.2.g)	-	-	19,495	1,046
ANATEL concession renewal fee (Note 1)	-	-	44,561	-
ISS (municipal service tax)	-	-	2,576	14,417
IRPJ/CSLL	-	-	55,456	55
PIS/COFINS – judicial deposit in court (2)	-	12,516	-	13,443
Other	71	39	35,207	36,531
Deferred tax liabilities
IRPJ and CSLL Law No. 8,200/91 –
supplementary monetary restatement	-	-	33,799	35,281

Total	71	12,555	663,020	503,114

Current	71	39	619,707	447,455

Noncurrent	-	12,516	43,313	55,659

(1) Amount of FUST totaling R$41,244, net of judicial deposit of R$39,233.

(2) In 1999, the Companies questioned the change introduced by Law No. 9,718/99 which increased: (a) taxable income for the calculation of PIS and COFINS, including financial income and exchange variations and (b) the COFINS tax rate from 2% to 3%. Despite questioning it, the subsidiary Embratel continued to record the total amount of the tax liability and made a court deposit during the period comprising August 1999 to April 2001. As from May, 2001, and based on case law, the Company decided to discontinue making these deposits and began to pay PIS and COFINS according to the terms of prevailing legislation. On August 29, 2002, was published the Provisional Measure (PM) n° 66, that allowed the liquidation of the tax obligations that were been discussed on court without fine. The subsidiary Embratel has decided then, based on referred PM and on petition presented on court to call off the doubt, to presents the provisions for taxes and contributions, in an amount of R$173,122, net of its deposits on court on same amount. During the first quarter of 2006, Embrapar obtained a final and unappealable judicial decision in which the court considered that the increase in PIS and COFINS tax bases introduced by law No. 9,718/99 was unconstitutional. Consequently, at March 31, 2006, liabilities recorded for possible losses on this case, in the amount of R$12,516 (recorded as other operating income (expenses)), were reversed, the yield calculated based on the Selic rate over the judicial deposits amounting to R$12,319 (recorded as financial income/expenses) was accounted for, and the tax credits subject to the Selic rate in a total R$978 (Note 15) relating to taxes paid incorrectly in the period February 1999 to December 2003 were recognized.

22. Loans and Financing

			Consolidated

		2006			2005

	Current	Noncurrent	Total	Current	Noncurrent	Total

Local currency
Finame	5,150	2,413	7,563	8,325	7,386	15,711
ICMS financing	4,380	26,158	30,538	1,337	30,320	31,657
Leasing	466	34	500	2,330	565	2,895

Total	9,996	28,605	38,601	11,992	38,271	50,263

Foreign currency
Bank loans	641,276	985,603	1,626,879	198,394	536,697	735,091
Foreign debt securities - “Notes”	2,061	382,168	384,229	2,256	418,400	420,656
Star One C-1 and Star One C-2
satellite financing	49,451	468,851	518,302	4,332	343,281	347,613
Leasing	-	-	-	149	-	149
Swap/Exchange currency forward(1)	66,581	16,983	83,564	18,021	45,917	63,938

Total	759,369	1,853,605	2,612,974	223,152	1,344,295	1,567,447

Total of debt	769,365	1,882,210	2,651,575	235,144	1,382,566	1,617,710

(1) The subsidiaries Embratel and Star One have derivatives (Swap and Forward) related to the debt and others due to the protection of future cash flows, in face of the market opportunity. In the table above, it is shown the income result from derivatives related to the debt. The summary of all operations is described in Note 23.c.

Loans and financing contracted are for covering the Company’s operating needs.

As described in Note 23, the Company entered into swap agreements for the purpose of mitigating fluctuation risks related to exchange parity between the local currency and another foreign currency. At December 31, 2006, the debt position was as shown below:

	Amount	%	Average cost of debt

Hedged debt or in local currency	357,781	46.5	75.37% CDI
Unhedged debt	411,584	53.5	US$ + 6.25%

Current	769,365	100.0

Hedged debt or in local currency	203,433	10.8	69.67% CDI
Unhedged debt	1,678,777	89.2	US$ +7.5%

Noncurrent	1,882,210	100.0

Hedged debt or in local currency	561,214	21.2	73.31% CDI
Unhedged debt	2,090,361	78.8	US$ + 7.25%

Total debt	2,651,575	100.0

a) Repayment schedule

A breakdown of long term amortization of the principle as of December 31, 2006 and the corresponding maturity dates are shown below:

Consolidated

2008	476,733
2009	68,918
2010	163,950
2011 to 2013	1,172,609

Total	1,882,210

b) Percentage breakdown of the total debt by foreign/original index:

	Consolidated (%)

	2006	2005

US Dollar	96.8	91.7
Euro	1.7	5.2
TJLP – Long Term Interest Rate	0.3	0.8
Real	1.2	2.3

Total	100.0	100.0

c) Foreign currency bank loan

In 2006 and 2005, subsidiary Embratel obtained foreign currency loans, as presented below:

	Amounts in R$ Millions

Funding	2006	2005

January	-	157
March	72	-
April	106	-
May	327	-
July	218	-
September	110	-
October	-	68
November	263	221
December	97	-

Total	1,193	446

In those periods, subsidiary Embratel settled R$252 million and R$2,191 million, respectively, referred to the principal amounts falling due during the year.

d) Foreign debt securities – Notes

In June 2004, the subsidiary Embratel conducted a “note” exchange offer in the amount of US$275 million issued in December 2003, for the purpose of aligning debt securities with Securities and Exchange Commission – SEC. The securities issued prior were private and the new ones are public issues. The new notes carry the same terms as the securities issued previously, and have maturities in 2008 and carry an interest rate of 11% p.a..

In April 2005, the Company has decided to prepay 35% of the emission value, maximum amount as defined contractually. The payment amounted to US$96 million, that resulted in the portfolio of loans’ contracts in the amount of US$178 million.

e) Star One C-1 satellite financing

On April 19, 2002, the subsidiary Star One entered into a financial agreement with BNP Paribas in order to finance 85% of the Star One C-1 satellite manufacturing price and 100% of the related insurance payable to Coface. The total amount of the credit was US$122,337, with a 36-month grace period and payment in 14 semiannual installments, resulting into nine and half year note. The annual interest rate during the grace period would be 6 months LIBOR plus 0.75% p.a., and during the repayment period an annual fixed rate of 5.96% p.a..

As the original agreement for the purchase of Star One C-1 satellite was renegotiated due to certain project modifications, the price and the payment schedule were modified. Consequently, the credit agreement was amended on August 13, 2003. This amendment, which replaced the original contract, was signed with BNP Paribas (primary bank) and Sociéte Génerale, with the amounts equivalent to 85% of the new price of the Star One C-1 satellite to be delivered in orbit, and 100% of the related insurance signed with Coface. The amount of the credit was increased to US$194,172 (US$19,461 related to 100% of the credit insurance premium), with a grace period of 38 months and payment in 14 equal and consecutive half-yearly installments, resulting in 10 years period. The interest rate during the grace period will be the 6 months LIBOR plus 0.75% p.a., and in respect of the payment period a fixed rate of 3.93% p.a. The income tax on the interests is a liability of the creditor.

On June 1, 2004, the Credit Agreement was amended once again due to other modifications of the satellite project, reducing the credit to US$185,232 (US$18,547 related to 100% of the credit insurance premium). All others conditions remained the same.

As of December 31, 2006, the amount drawn totaled US$152,814, which represented the disbursements to Alcatel and the loans and premium payments to Coface. The current credit agreement includes the following clauses and obligations:

e.1) A promissory note in favor of BNP Paribas was issued, in the outstanding amount of principal and interest in US dollars. The promissory note has characteristics attributable under French Laws. It is a legal instrument that can be executed judicially for the purpose of reinforcing guarantees offered to creditors, and represents a commitment to pay said amounts, in case the Company delays the payments contractually scheduled.

e.2) Beginning July 1, 2005, the subsidiary Star One will deposit monthly into an account, “Debt Service Reserve Account”, an amount in Reais equivalent to one-twelfth (1/12) of the first semi-annual payment of principal and interest. Upon commencement of the repayment period, and until the end of loan agreement, the subsidiary Star One will maintain a deposit in Reais equivalent in U.S. Dollars to 125% of a semi-annual payment of principal and interest.

e.3) In the event that the guaranty defined in item (e.2) above is not available, the guaranty will be provided by the receivables resulting from the Transponders Lease Agreement executed between the subsidiaries Star One and Embratel.

e.4) In the event that the guaranties defined in items (e.2) and (e.3) above are not available, the subsidiary Embratel, shareholder of the subsidiary Star One, guarantees the deposits to be made in the debt service reserve account, limited to US$122,337 and beginning on July 1, 2006.

e.5) At any time credit agreement term, the subsidiary Embratel has to have at least 51% of the share capital voting rights of the subsidiary Star One.

e.6) The subsidiary Star One shall comply with some financial covenants such as the ratio of total debt and income before taxes, interest, depreciation and amortization (“EBTIDA”). Up to December 31, 2006, the subsidiary Star One has complied with all covenants.

On May 9, 2006, the financing agreement for Star One C-1 satellite was once again amended and the guarantees described in items e.2, e.3 and e.4 above were released.

f) Star One C-2 satellite financing

On June 7, 2005, the subsidiary Star One sign a financial agreement with BNP Paribas and Sociéte Génerale in the amount corresponding to 85% of construction cost of Star One C-2 satellite and 100% of the insurance premium agreed with Coface. The total amount was equivalent to US$136,535 (US$7,165 equivalent to 100% of the insurance premium). The agreement has a grace period of 27 months, 10 equal and consecutive semi-annual installments, and the interest rate would be 4.09% p.a.. The current credit agreement includes the following clauses and obligations:

f.1) A promissory note in favor of BNP Paribas was issued, in the outstanding amount of principal and interest in US dollars. The promissory note has characteristics attributable under French Laws. It is a legal instrument that can be executed judicially for the purpose of reinforcing guarantees offered to creditors, and represents a commitment to pay said amounts, in case the Company delays the payments contractually scheduled.

f.2) During the contractual period, the subsidiary Embratel is committed to maintain its total of shares with right of vote higher than 51% of total shares on Star One.

f.3) The subsidiary Star One has assumed some commitments with creditors banks, involving debt levels, the minimum profit before financial income, taxes, depreciation e amortization (“EBITDA”), those whom are, attend until December 31, 2006.

Until December 31, 2006, were disbursed by the banks US$88,044 including the disburses to Alcatel, the loans and payments of premium to Coface.

g) ICMS Financing

In September 2002, the subsidiary VSA began the financing of 60% of the amount of ICMS effectively calculated on operating income, through an agreement entered into with the Rio de Janeiro State Government and the Banco do Brasil, as its financial agent. The credit line is R$940,000, during a 60 month period, and there is a grace period of 84 months and repayment term of 60 months, carrying interest at rates of 4.5% to 6% p.a. and a service fee equal to 1% of the each installment released.

h) Guarantees

The guarantees pledged in connection with outstanding loans and financing were substantially compressed of promissory notes, which although not represent actual guarantees, are legal instruments that can be executed judicially in the event of default.

i) Covenants

The subsidiaries Embratel and Star One are bound by financial covenants to the creditor banking institutions principally involving the level of indebtedness, financial expense limits and minimum earning before financial result, income taxes, depreciation and amortization (“EBITDA”), which as of December 31, 2006, are in compliance.

23. Financial Instruments

Assets and liabilities originating from financial instruments are recorded in the balance sheet by approximate market values.

a) General comments

The subsidiaries Embratel and Star One carry out transactions with financial instruments designed to reduce the exposure to risks of fluctuation in currency and interest rates which usually involve swap of indices and/or earnings/interest rates of cash equivalents, marketable securities and loans. Management of these risks is carried through a hedging policy based on the measurement of the Company’s financial risk, using the VaR (Value at Risk) Factor.

b) Risk management

The daily market risk estimate is performed through statistical instruments such as the Value at Risk (VaR) parameter, which enables consolidation of interest and exchange risks on a common and integrated measurement for all financing transactions. In addition to the calculation of VaR, the Stress-Test methodology is also used whereby it is possible to estimate the loss in an extreme situation in a country’s macroeconomic scenario.

In such way, a system named EBTaR (Embratel at Risk) which applies this methodology has been developed. This system also validates the VaR obtained and uses the Back-Test as a historical one-year series.

The Company carries out all transactions with reputable banks, which reduces the risks. The Company’s Management recognizes an allowance for doubtful accounts in an amount considered sufficient to cover possible risks of realization of the accounts receivable and, therefore, management believes that the credit risk is measured and recorded in the financial statements.

c) Exchange swap and currency forward

The subsidiaries Embratel and Star One used derivative instruments with banks to protect its investments against foreign interest rate and currency fluctuations in comparison to the Brazilian real, which impact the amount in local currency required for the payment of foreign currency liabilities as shown below:

	Agreements summary

			Reference value	Book value	Market value
	Date	Maturity	(US$)	(R$)	(R$)

Exchange Swap	Sundry	03/30/07 to 12/12/08	139,460	34,341	49,360
Currency Forward	Sundry	01/02/07 to 12/21/07	77,863	49,223	40,072

			217,323	83,564	89,432

In addition, the subsidiaries Embratel and Star One performed derivative transactions to protect new loans. These transactions were made in advance to reflect a market opportunity, which are classified as other current and noncurrent liabilities based on the corresponding maturity.

	Agreements summary

			Reference value	Book value	Market value
	Date	Maturity	(US$)	(R$)	(R$)

Exchange Swap	Sundry	06/14/07 to 12/12/08	1,398	1,054	1,080
Currency Forward	Sundry	01/02/07 to 12/03/07	69,549	36,439	31,692

			70,947	37,493	32,772

Losses derived from these transactions are due to the variation of indices contracted and are recorded on an accrual basis in the consolidated “Financial Income (Expense)” (Note 10).

d) Criteria, assumptions and limitation in the market value calculations

- Cash and cash equivalents, current accounts receivable and payable – The carrying values of financial instruments approximate their corresponding market values due to the short-term maturities of these instruments.

- Loans and financing and swap transactions (hedge and forward) – The market value is calculated using projections of the yields associated with each instrument at the present value, using the term structure of the interest rate and the exchange coupon, prevailing on the financial market for the current date.

- Limitations – The market values are calculated as a specific time on the basis of available market information and data regarding the financial instruments. The changes in the assumptions can significantly impact the estimates.

The financial instrument recorded as assets and liabilities as of December 31, 2006, which market values differ from their carrying values are shown below:

	Consolidated

	2006		2005

	Book	Market	Book	Market
	value	value	value	value

Loans and financing	2,651,575	2,366,257	1,617,710	1,385,613

24. Provision for Contingencies

In the normal course of business, the Company and its subsidiaries are parties to legal proceedings and potential discussions which were or may be raised by the competent authorities, including among others civil, regulatory, tax, social security and labor issues.

A significant portion of the contingencies involves issues that are extremely complex and unique to the Company and/or the telecommunications industry, arising from different interpretations of the laws in effect, which are not yet covered by consolidated jurisprudence.

It should also be noted that most issues resulted from procedures followed prior to the Company's privatization, based on instructions issued by government entities at that time.

Based on the facts currently available and on the legal advisors’ opinion, the subsidiaries’ Management believes that the outcome of a significant portion of current and potential disputes will be favorable to the Company, and for those claims which the unfavorable outcome is considered probable, a provision has been recorded.

The Company complies with CVM Deliberation No. 489/05, which approved Accounting Standard and Procedure No. 22 issued by IBRACON (“NPC 22”), and discloses in explanatory notes any and all information on possible contingent liabilities. The Company discloses and provides for contingent losses whenever the related liabilities are considered probable and can be reasonably estimated.

The amounts involved are described as follows:

	Consolidated

	Probable		Possible

Nature	2006	2005	2006	2005

Provisions
Labor	88,790	66,640	79,673	92,868
Tax	1,034,527	405,266	1,228,690	3,097,407
Civil	159,743	174,449	288,180	162,489

Total of provisions	1,283,060	646,355	1,596,543	3,352,764

Deposits in court
Labor	(25,046)	(15,099)
Tax	(13,287)	(12,592)
Civil	(6,555)	-

Total of deposits in court	(44,888)	(27,691)

Total of provisions, net	1,238,172	618,664

The roll forward of the consolidated probable contingencies balances, for the year ended December 31, 2006, is shown bellow:

		Roll forward

					Transfers toaccounts payable (1)
	Balance on 12/31/2005					Monetary variations (2)		Balance on 12/31/2006
		Additions	Reversals	Payments			Other (3)

Labor	66,640	31,934	(1,153)	(8,714)	-	83	-	88,790

Tax	405,266	765,454	(273,561)	(303,143)	6,531	337,688	96,292	1,034,527

Civil	174,449	50,659	(29,950)	(37,578)	(12,061)	14,224	-	159,743

	646,355	848,047	(304,664)	(349,435)	(5,530)	351,995	96,292	1,283,060

		543,383

(1)	Due to the agreements made and reclassifications, as described in Note 24.3.

(2)	Recorded in financial income (expense) in Note 10.

(3)	This refers to a fine mainly in connection with income tax on inbound international income (Notes 9 and 24.2.b).

24.1. Labor contingencies

Those contingencies involve several labor claims, primarily related to salary issues such as differences in salaries and benefits, overtime and others.

Considering the need to update the estimated amounts for labor contingencies in view of the process activities, such as court expert investigations, new decisions included in the court records, production of evidence, as well as changes in the interpretation by the Superior Labor Court and the Federal Supreme Court of several matters disputed by the Company, there was an increase in the provision.

24.2. Tax contingencies

	Consolidated

	Probable		Possible

Claims	2006	2005	2006	2005

ICMS (a)	495,901	391,954	357,137	2,052,237
Income tax on inbound international income
(b)	506,795	-	64,396	351,635
INSS (Brazilian Social Security Institute) (c)	-	-	30,412	90,211
PIS (d)	514	480	160,764	160,764
COFINS (e)	17,333	967	243,080	243,080
IRPJ/CSLL (Income tax and social	-	-	94,885	76,855
contribution) (f)
FUST/FUNTTEL (g)	-	-	147,020	115,190
Other (h)	13,984	11,865	130,996	7,435

Total	1,034,527	405,266	1,228,690	3,097,407

a) ICMS

On August 7, 2006, ICMS Agreement No. 72 was published in the Federal Official Gazette (DOU), authorizing the Brazilian States and the Federal District to partially forgive, by decreasing ICMS rates, and to amnesty monetary restatement, interest and fines on the payment of debts, accrued or not, in connection with the nonpayment of ICMS levied on communication services, whose relevant taxable events have occurred by July 31, 2006. The effective recording and use of such benefits depend on specific regulation by each Brazilian State.

The publication of this Agreement, and its implementation by the Brazilian States, even though it does not represent changes to the technical assessment of the probable likelihood of a favorable outcome, has been considered by Company management as an opportunity to significantly reduce the number of complex disputes with States in connection with uncertainties as to the levy of ICMS on several services provided by the Company since the privatization of the sector, which is not supported by consistently accepted case laws at superior courts.

With respect to those States in which the benefit has already been established and which subsidiaries Embratel and TdB have decided to adhere to, payments have been made in a total R$462,444 at December 31, 2006, thus terminating ongoing administrative and legal proceedings in relevant States.

As regards States where said benefit has not been implemented or adhered to so far, the subsidiary Embratel, upon analyzing NPC 22 requirements, considered that it is likely that debts covered by ICMS Agreement 72/06 will be settled, and that such liabilities are measurable. Accordingly, considering all aspects being discussed with said States, the Company recognized a provision of R$393,624, thus reducing its exposure to possible losses.

Additionally, the subsidiary Embratel has tax contingencies for the nonpayment of ICMS related to credits supposedly improperly recorded. Total contingencies assessed as probable losses amount to R$78,767 at December 31, 2006 (R$376,235 at December 31, 2005).

Those contingencies assessed as possible losses by the Company’s legal advisors reached the historical approximate amount of R$83,431 at December 31, 2006 (R$1,766,191 at December 31, 2005).

In July 2002, the subsidiary Star One was assessed in Rio de Janeiro in the amount of R$236,000, in which is demanded ICMS on the rental of transponders and on broadband Internet services. Concerning to the assessment related to ICMS on cession of satellite capacity, in July 2005, the subsidiary Star One appeal was partially upheld determining the reduction of the value litigated, because of the criteria used by the tax auditors to calculate the assessment (applicable of “LC 87/96” and “Convênio 126/98”). The Tax Department appealed to the Secretary of State Taxes, which is still pending decision. With respect to the assessment related to Internet access, the appeal to the second administrative level of Rio de Janeiro was still not judged.

In March 2004, the subsidiary Star One was assessed in the Federal District, in the amount of R$19,806 for nonpayment of ICMS over of satellite capacity and other accessory obligations. The Management of the subsidiary Star One and their legal advisors have evaluated the chances of loss in the cases as possible.

The subsidiaries VSA, and TdB have ICMS-related assessments for which a provision was set up in the total amount of R$23,510 at December 31, 2006 (R$15,719 at December 31, 2005), in connection with said ICMS Agreement 72/06 and the supposed improper recording of tax credits. Of this amount, assessments totaling R$17,900 at December 31, 2006 (R$30,240 at December 31, 2005) were considered as possible losses by these subsidiaries’ management and its legal advisors.

b) Income tax on inbound international income

In March 1999, the subsidiary Embratel was assessed by the Federal Revenue Service in the amount of R$287,239, for the periods 1996 and 1997. In June 2006, the Taxpayers’ Council ruled in favor of the assessment. The subsidiary Embratel filed and appeal requesting clarification of the decision, which was not accepted, and filed, in December 2006, an appeal with the Special Tax Appeals Board. This appeal is pending a final administrative decision and, considering the procedural peculiarities involving this case, the Company’s legal advisors considered it as a probable loss, with a provision of R$506,795 being recognized.

In June 1999, the subsidiary Embratel was further assessed for the same subject related to 1998 in the amount of R$64,396. Due to an unfavorable decision at the administrative level, a petition for a Writ of Mandamus was filed. A final decision was awarded on February 6, 2007 declaring there was no legal and tax relationship between the parties for the year 1998. The Company’s legal advisors are assessing the extent of this decision and its effects, especially regarding a contingent asset in the historical amount of R$33,197, which is considered as possible by these legal advisors.

c) INSS (National Institute of Social Security)

The subsidiary Embratel has tax assessments assessed as possible by its management and legal advisors in the total historical amount of R$30,412 (R$90,211 at December 31, 2005) for failure to provide the tax auditors with documentation supporting the payments of mandatory social security contributions related to service providers, considering the Company’s joint liability, as well as of severance pay to its employees, independent contractors, cooperative workers and officers during the period from 1996 to 2004.

d) PIS

In August 2001, the subsidiary Embratel was assessed by the Federal Revenue Agency in the total amount of R$159,000, related to the contributions to PIS before 1995, which were offset according to Complementary Law No. 7/70. The actual probability of loss in regard to the assessment has been classified as possible by subsidiary Embratel’s legal advisors.

In March 2005, the subsidiary VSA received tax assessments referring to federal taxes, mainly related to the requirement of PIS payment from 2000 to 2003, in the amount of R$1,723. The subsidiary VSA Management and its legal advisors assess the chances of an unfavorable outcome in this case as possible.

The subsidiary TdB received tax assessments referring to the requirement of PIS payment from 1999 to 2004, in the amount of R$555 at December 31, 2006 (R$521 at December 31, 2005), of which R$514 (R$480 at December 31, 2005) has been accrued in the financial statements, and R$41 which probability of loss has been evaluated as possible, in the opinion of this subsidiary and its legal advisors.

e) COFINS

In August 2001, the subsidiary Embratel was assessed by the Federal Revenue Agency in the amount of R$342,000, related to the exemption of COFINS on the revenues generated from the export of telecommunications in 1999. Substantial errors were detected in the calculations of during the assessment and, consequently, the amount was reduced by R$220,000. Regarding the remaining amount, the subsidiary Embratel appealed to a higher administrative level, therefore on July 2003, a decision was issued, requiring the claim to be returned to the first administrative level. A new decision was issued by the first administrative level confirming that the remaining updated amount was R$236,600. Subsidiary Embratel appealed to a higher administrative level which is still pending decision. The probability of loss in regard to the assessment has been classified as possible by the Company’s legal counsels.

The subsidiary Embratel was assessed by the Federal Revenue Service in November 2006 for an outstanding debit in the amount of R$16,308 at December 31, 2006, referring to COFINS underpayments relating to May 1999 and made in October 1999, resulting from the benefits of Provisional Measure No. 1,858/99. The Company’s management and legal advisors assessed the outcome of this case as a probable loss.

In March, 2005, the subsidiary VSA received tax assessments referring to federal taxes, mainly related to the requirement of Cofins payment from 2000 to 2003, in the amount of R$4,314. The Management and its legal advisors assess the chances of an unfavorable outcome in this case as possible.

The subsidiary TdB received tax assessments referring to the requirement of COFINS payment from 1999 to 2004, in the amount of R$3,191 at December 31, 2006 (R$3,133 at December 31, 2005) of which R$1,025 (R$967 at December 31, 2005) has been accrued in the financial statements, and R$2,166 which probability of loss has been evaluated as possible, in the opinion of this subsidiary and its legal advisors.

f) IRPJ/CSLL (Income Tax and Social Contribution)

The subsidiary Embratel filed a writ of mandamus with the objective to suspend the liability and statement of extinguish of CSLL tax credit, in amount of R$76,855, referred to the compensation occurred in 1999 that was not approved. In December, 2005, a preliminary injunction was issued, determining suspension of liability of tax credit. Subsidiary Embratel’s legal advisors assesses the chances of an unfavorable outcome in this case as possible.

The subsidiary Embratel has a tax contingency in the amount of R$18,030 for unpaid IRPJ for the months June, October and December 1998. The Company’s Management and legal advisors assessed the outcome of this case as a possible loss.

It should also be mentioned that, on November 30, 2006, Star One received an assessment from the Federal Revenue Service relating to IRPJ and CSLL, in the amount of R$251,275, for not using the annual depreciation rate of 20% (twenty per cent) for its satellites. The Company’s external legal advisors assessed the outcome of this case as a remote loss.

g) FUST / FUNTTEL

In January 2006, the subsidiaries Embratel, VSA, VSP, TdB and PMS proposed a writ of mandamus with an injunction request, in order to challenge ANATEL’s Abridgment nº 1/2005. In this lawsuit the subsidiaries intend to have assured their concession to continue to collect FUST in accordance with the taxable income foreseen in the Law nº 9,998/00 and Instruction nº 29/03. By means of Abridgement nº 01/2005 had made an interpretation in a sense that, for tax basis purpose, telecommunication operators are not allowed to exclude revenues repassed and/or received for interconnection and EILD. Such interpretation opposed ANATEL’s Universal Service Department former orientation, which allowed telecommunication operators to exclude of the FUST taxable income revenues derived from and EILD, which amounts to R$115,190. From January to April, 2006, the subsidiaries are judicially depositing the total amount of FUST amounts in accordance with Abridgement nº 01/2005 interpretation. Since May, 2006, the subsidiaries have been depositing in court the amount related to interconnection and EILD revenues passed on to telecommunications service providers and have been paying the remaining amount. The subsidiaries’ legal advisors assess the chances of an unfavorable outcome in this case as possible.

Until the third quarter of 2006, the subsidiaries TdB and PMS received tax assessments totaling the historical amount of R$513, in connection with the nonpayment of mandatory contributions that had been deposited in court. The probability of loss has been assessed as possible, in the opinion of their legal advisors.

Additionally, in the fourth quarter of 2006, ANATEL assessed the subsidiaries TdB, PMS, Embratel, VSA, VSP in the amount of R$30,880 for having excluded interconnection and EILD costs from the FUST tax base. Except for the assessments served to the subsidiary TdB, the liability to pay these assessments has been suspended by a preliminary order in mandamus. The probability of loss has been assessed as possible, in the opinion of the Companies’ legal advisors.

In December 2006, the subsidiary VSA was assessed by the Ministry of Telecommunications, which claimed the payment of FUNTTEL referring to January to December 2001, in the amount of R$437. The probability of loss has been assessed as possible, in the opinion of the subsidiary’s management and legal advisors.

Finally, it is worth noting that the subsidiaries VSP, TdB and PMS were summoned through publication with regard to FUNTTEL tax debit notices. It was not possible to identify the related amount, source of debit and period of assessment, since the publication did not include these elements, as such, these amounts are not provisioned in the financial statements.

h) Other tax contingencies

Subsidiary Embratel was assessed in May 2004 by the Federal Revenue Agency for the non-withholding of the CIDE on remittances made abroad in the amount of R$2,951 and, in September 2006, in the amount of R$27,011 for not paying IRRF on foreign remittances. In October 2006, the IRRF debit was partly settled, with the amount of R$24,323 remaining unpaid. Management and its legal counsel understand that the probability of loss is possible.

In December 2006, the subsidiary Embratel was served an assessment in the amount of R$97,933 in the form of a fine for not filing electronic files relating to 2001 in compliance with the format defined in Revenue Procedure No. 86/2001. Management and legal counsel understand that the probability of loss is possible in this case.

At December 31, 2006, the Company has provided the amount of R$9,915 (R$7,796 at December 31, 2005) mainly for the legal dispute of its subsidiary VSA, aiming to secure the right to CPMF non-taxation on the translation of symbolic foreign exchange agreements, and for tax contingencies relating to CSLL and CPMF in the amount of R$1,078, classified by its legal advisors as possible losses.

Additionally, the subsidiaries VSA and VSP filed applications for declaration that the additional FGTS payments instituted by Complementary Law No. 110/2001 were not due. Based on the evaluation of the Management of the subsidiaries VSA and VSP and that of their legal counsels, the chances of loss in these cases have been classified as probable and a provision was recorded for the amounts involved in the total of R$1,663 at December 31, 2006 and 2005.

The company TdB has tax contingencies referred to IRRF, CPMF, II and IPI on total amount of R$7,117 at December 31, 2006 (R$6,890 at December 31, 2005), of which R$2,406 were classified as probable loss and R$4,711 (R$4,484 at December 31, 2005), were classified as possible of loss, on the opinion of this subsidiary’s Management and its legal counsel.

24.3. Civil contingencies

		Consolidated

	Probable		Possible

Claims	2006	2005	2006	2005

Disputes with local operators (a)	-	2,767	-	-
ANATEL and public institutions (b)	40,382	45,140	156,456	63,235
Disputes with third parties (c)	119,361	126,542	131,724	99,254

Total	159,743	174,449	288,180	162,489

a) Disputes with local operators

Subsidiary Embratel is the defendant in a collection lawsuit filed by an operator in November 2004. In October 2006, as a result of an agreement entered into by and between the subsidiary Embratel and the Operator, the parties jointly required the dismissal of the suit.

b) ANATEL and public institutions

b.1) Implementation of the new domestic telephone number system

As a result of the inconveniences caused to telephone system users by the telecommunications carriers on July 3, 1999, the implementation date for the new domestic dialing system, the subsidiary Embratel was officially notified by ANATEL to pay a fine in the amount of R$55,000 related to the administrative proceeding related to the period during which the carriers implemented the change in the dialing codes. The subsidiary Embratel filed a lawsuit contesting the validity of the fine and the lower court decision was announced, lowering the amount from R$55,000 to R$50,000. At the second judicial level, the subsidiary Embratel prevailed, and the eventual appeals by ANATEL, which have no suspensive effect, are still pending.

Based on the same facts, the subsidiary Embratel was cited in several lawsuits aiming alleged inconveniences caused to users, and presented its defense in each suit. Among the existing suits with estimated amounts, the subsidiary Embratel is the defendant in suits filled by third parties aiming payments at historic amounts of R$2,709 at December 31, 2006 (R$2,637 at December 31, 2005) which are awaiting sentence. In another suit, the state of Rio de Janeiro has filed a tax execution in the amount of R$8,500.

In connection with the unfavorable outcome in a proceeding filed by a third party, subsidiary Embratel set up a provision for R$20 at December 31, 2006.

Embratel’s Management and its legal counsels, assess the chances of loss as possible in the penalty required by ANATEL and third parties. In relation to the tax execution from the state of Rio de Janeiro, Embratel and its legal counsels asses the chances of loss as probable. The restated amount totals R$11,048 at December 31, 2006 (R$9,424 at December 31, 2005).

b.2) Administrative Suits for Noncompliance with Obligations (PADOs)

Due to noncompliance with quality targets, defined by ANATEL in the General Plan of Quality Targets for Fixed Telephone Services (PGMQ), ANATEL filed several PADO’s against the subsidiaries Embratel, VSA, VSP and TdB.

The Company has been making efforts and carrying on arguments, successfully in some cases, to avoid penalties. Such arguments, which, most of the times, are technical and/or legal, may contribute to a meaningful reduction of the fine initially applied or to the conclusion of the PADO without the application of any penalty.

However, based on the opinion of these subsidiaries’ management and respective legal counsels, the chances of loss related to the PADOs of subsidiaries Embratel, VSA and VSP were classified as probable and therefore provisioned in the monetary updated amount of R$29,314 at December 31, 2006 (R$35,716 at December 31, 2005).

Other PADOs filed for failure of the subsidiary Embratel to comply with quality targets were considered as possible losses, in the historical amount of R$93,149 at December 31, 2006.

In relation to the subsidiary Embratel’s fines of R$10,598 at December 31, 2006 and 2005 the chances of loss were classified as possible.

The subsidiary TdB has PADOs due to the supposed noncompliance of quality targets, which are not been applied fine sanction, because it is related to the first penalty of the Company to certain target.

Due to other infractions against the regulatory legislation, not related to quality, which are been appreciated by the regulatory agency, were established other PADOs related to subsidiaries Embratel, VSA, VSP, TdB and PMS, classified by Management its legal advisors as possible loss. The amounts of the sanctions that could be applied are not yet measured.

b.3) Portable Vésper

Due to the issuance of Resolution No. 271, of August 6, 2001, which approved the use of Portable User Terminals to provide fixed telephone services through a cordless fixed access line, the subsidiaries VSP and VSA began marketing Portable Vésper as an alternative to their tabletop “ATSs” (Access Terminal Stations).

On July 19, 2002, the mobile phone service providers filed suit to suspend immediately the sale of the product by the subsidiary VSA, as well as the indemnification for losses caused by the unauthorized sale of Portable Vésper. On September 27, 2004, the Negative Conflict of Competence was judged, dismissing ANATEL of being a part, and declaring the State Justice as competent to decide on the claim. The Management of the subsidiary VSA and its legal advisors have classified the chances of loss as possible. The value involved if the claim is lost is not yet measured.

c) Disputes with third parties

Subsidiary Embratel was notified of the decision in an arbitration case administrated by the International Chamber of Commerce (ICC), Paris, whereby Embratel and another company disputed credits and rights resulting contractual infringements. Since the arbitration decision ruled in favor of part of the claims of the other company, which resulted in the payment of indemnities, Embratel recorded a provision of an updated amount of R$20,104 at December 31, 2005. With a view to dismissing the suit, the Company reached an agreement with the other party in 2006.

Likewise, VSP had a provision in the amount of R$4,134 at December 31, 2005.

The subsidiary Embratel started an arbitration procedure against third parties at the International Chamber of Commerce (ICC) regarding contractual differences. This procedure was classified as a possible loss.

The subsidiaries VSP and VSA recorded a provision related to judicial disputes with third parties in the amount of R$6,323 at December 31, 2006 (R$5,948 at December 31, 2005). These amounts represent the estimate of the Companies’ Management, based on the opinion of their legal advisors for probable losses related to several lawsuits filed by clients, service providers and real estate lessors. The suits whose losses are classified as possible, amount to R$10,444 at December 31, 2006 (R$9,760 at December 31, 2005), considering the merger of the subsidiary CT Torres (R$375 probable loss and R$4,445 possible loss at December 31, 2005).

The subsidiary Embratel filed lawsuits claiming the annulment of charges by third parties, and considers that the chances of loss in the total amount of R$33,494 at December 31, 2006 (R$29,267 at December 31, 2005) to be probable.

With respects to the unconstitutionality of the provisions of the regulations which introduced procedures burdening the installation and passage ways for telecommunications equipment, the subsidiary TdB filed a lawsuit and an injunction was granted, suspending the effects of the regulation related to the requirement of pecuniary retribution and imposition of sanctions until the last deliberation. The subsidiary’s management and its legal advisors understand that the chances of loss as probable, in amount of R$11,740 at December 31, 2006 (R$7,611 at December 31, 2005). The suits in which losses were classified as possible amount to R$6,471 at December 31, 2006.

Due to the increased number of unfavorable decisions, agreements reached, and, considering the assessment of its legal advisors, the subsidiary Embratel recorded a provision for legal disputes with customers and other legal suits, which losses were classified as probable, amount to R$41,058 at December 31, 2006 (R$34,757 at December 31, 2005). The suits in which losses were classified as possible amount to R$91,841 at December 31, 2006 (R$65,320 at December 31, 2005).

Embratel and other operators are co-defendants in several suits seeking indemnifications for alleged pain and suffering and pecuniary damages arising from the collection procedures for services rendered by subsidiary Embratel.

In one Public Civil Suit, in which the plaintiff is the Federal Attorney’s Office, the subsidiary Embratel’s Management and its legal advisors classified the chances of loss as probable, amounting to R$6,922 at December 31, 2006 (R$6,668 at December 31, 2005).

In the other condemnatory suits of several natures and considering the advanced stage of the referenced suits, as well as the arguments presented by its legal counsels, the subsidiary Embratel believes that the chances of loss in some of the suits are probable, with an updated amount of R$19,824 at December 31, 2006 (R$17,252 at December 31, 2005). Other suits are classified as possible, amounting to R$22,968 at December 31, 2006 (R$19,729 at December 31, 2005), of which R$11,048 at December 31, 2006 (R$10,835 at December 31, 2005) are deposited in court.

At December 31, 2005, the subsidiary TdB had a provision of R$426 for other contingencies, which were classified as remote losses as of December 31, 2006.

The subsidiaries Embratel, VSA and VSP, and other operators are involved in several class action suits filed by the Federal Attorney’s Office and/or States and Associations involving issues related to the compensation of pain and suffering and pecuniary damages allegedly caused to consumers. In the understanding of the Management of the subsidiary and its legal advisors, the chances of loss are probable or possible; however the amounts of any damages awarded are not yet measurable, and therefore, no provisions have been recorded.

25. Actuarial Liability – TELOS

Telos - Fundação Embratel de Seguridade Social, a closed private pension fund, is a legal entity under private law, with the objective of providing pensions, assistance and non-profit activities, with administrative and financial independence, based in Rio de Janeiro. It was founded by the subsidiary Embratel on August 1, 1975.

The subsidiaries Embratel and Star One sponsor the post-retirement benefit plans offered to their employees in the forms of: (a) Variable Contribution (Embratel and Star One); (b) Defined Benefit (Embratel); and (c) Medical and Health Care Plan for retirees who have been enrolled in the Direct Benefit plan (Embratel). Actuarial studies of the benefits area prepared at the end of each year in compliance with the CVM Deliberation No. 371, issued at December 13, 2000, to identify whether the contribution rates are sufficient to constitute the reserves necessary for the payment of current and future payments. The referenced plans are the sole post-retirement benefits of the Company.

The sponsor contribution rate referring to the old plan (defined benefit plan) for the years 2006 and 2005 is 17.82% of the salary of the participants enrolled in this plan (5 participants at December 31, 2006). For the defined contribution plans, the sponsor’s contribution ranges from 3% to 8% of the participant’s applicable salary in addition to the extraordinary contribution provided for in the plan’s regulation for financing administrative expenses and the balance of the account projected for benefits in the events of disability and death of the enrolled participant.

After privatization, the subsidiary Embratel introduced a defined contribution plan, through Telos, which has been reviewed by the Federal Government and was approved on November 19, 1998 and was also sponsored by the subsidiary Star One beginning November 1, 2000. The new employees are automatically enrolled in the new plan and any enrollment in the defined benefit plan was interrupted.

On September 1, 1999, a statement of recognition, acknowledgement of debt, acceptance and amortization of actuarial insufficiency was signed between the subsidiary Embratel and Telos, and approved by the Brazilian pension’s regulatory authority ("Secretaria de Previdência Complementar"). In accordance with this statement, the actuarial insufficiency recognized in favor of Telos will be paid over the next 20 years, based on the monthly flow of benefits to the employees covered by the defined contributions plan. The unamortized balance of the liability is increased monthly at the rate of remuneration of Telos assets in the month as to which they refer or the actuarial goal, whichever higher. As of December 31, 2006, the outstanding balance payable to Telos amounts to R$113,166 (R$142,145 at December 31, 2005).

Upon the issuance of CVM Deliberation No. 371, at December 13, 2000, which approved the IBRACON pronouncement on accounting for employee benefits, new accounting guidelines for recording and disclosure of the effects arising from employee benefit plans were instituted and presented in the sponsors’ financial statements.

The above mentioned pension plan and medical health care plans sponsored by subsidiaries Embratel and Star One are the only post-employment benefits granted to employees.

Consequently, at December 31, 2001, the subsidiary Embratel recorded an additional liability in the amount of R$193,424 (effect in Company – R$191,050) against shareholders' equity in the form of a prior period adjustment. At December 31, 2006, this liability amounted to R$333,767 (R$300,454 at December 31, 2005).

Reconciliation of the assets and liabilities acknowledged in the financial statements of December 31, 2006:

			Defined
	Defined		contribution		Medical
	benefit plan		plan		insurance
	(PBD)		(PCD)		(AMAP)

Actuarial liabilities - present value	(1,128,204)		(1,951,408)		(377,868)
Fair value of the plan assets	1,272,086		1,850,334		45,081

Present value of the liabilities in excess of the fair
value of the assets	143,882		(101,074)		(332,787)
Actuarial (gains) or losses unrecognized	(54,852)		114,511	(2)	(980)

Actuarial assets (liabilities)	89,030		13,437		(333,767)
Actuarial assets unrecognized	(89,030)	(1)	(13,437)	(3)	-
Contractual debt	-		(113,166)		-

Net actuarial liabilities	-		(113,166)		(333,767)

(1)
Unrecorded actuarial assets owed mainly to the following reasons: (a) no forecast to reduce the future contributions; and (b) there are no indications that assure that this surplus will be maintained over the next few years.

(2)
This mainly refers to profits computed on the nonpayment of interest and fines on income tax for the January 1, 1997 to August 31, 2001 period according to that provided by Normative Instruction No. 126 of the Federal Revenue Agency (SRF), of January 25, 2002, and Provisional Measure No. 2,222, of September 4, 2001. Said profits are being deferred in compliance with paragraphs 53 and 54 of CVM Deliberation No. 371, issued at December 13, 2000.

(3)
Unrecorded actuarial assets owed to the agreement signed on September 1, 1999 (Acknowledgement, acceptance and amortization of the actuarial deficit Term). According to this agreement, the subsidiary Embratel commits to paying the stipulated amount within a maximum term of 20 years without review forecast of the liability in the event of the reduction of the actuarial deficit in the future. At December 31, 2006, the amount of the contractual debt was R$133,166.

Statement of changes in actuarial liabilities:

Actuarial liabilities as of December 31, 2004	439,106

Charges and interest on actuarial liabilities	4,852
Actuarial adjustment – CVM Deliberation No. 371	35,432
Payments made in the period (defined contribution plan)	(36,791)

Actuarial liabilities as of December 31, 2005	442,599

Charges and interest on actuarial liabilities	5,015
Actuarial adjustment – CVM Deliberation No. 371	33,312
Payments made in the period (defined contribution plan)	(33,993)

Actuarial liabilities as of December 31, 2006	446,933

Current	40,504

Noncurrent	406,429

Net consolidated income (expense) with the retirement plan, according to the criteria established in Brazilian Securities Commission – CVM Deliberation No. 371/00 and based on the actuarial calculation performed by an independent actuary, present the following breakdown:

	PBD		PCD		AMAP

	2006	2005	2006	2005	2006	2005

Cost of current service (including interest)	(55)	(88)	(402)	(362)	(7)	(19)
Interests on actuarial obligations	(117,248)	(119,014)	(85,914)	(73,611)	(38,490)	(40,770)
Expected return on plans assets	127,962	127,551	80,613	70,465	5,179	5,765
Actuarial gains (losses) not recognized	-	-	(77)	-	-	(415)

Net income (loss)	10,659	8,449	(5,780)	(3,508)	(33,318)	(35,439)

Main actuarial assumptions used:

a) Economic assumptions

(i)	Discount rate for present value of actuarial liability	Inflation + 6.0% p.a. = 11.3% p.a.
(ii)	Expected rate of returns on plan assets	Inflation + 6.0% p.a. = 11.3% p.a.
(iii)	Long term annual inflation rate	5.0% p.a.
(iv)	Wage and benefits capacity	0.98 (1)
(v)	Health care cost trend rate	Inflation + 4.0% p.a. = 9.2% p.a.

(1)
The capacity factor serves the purpose of reflecting the lag of the monetary values shown on the date of the study, taking into consideration the timing and indices used for the recover of inflationary losses.

b) Biometric assumptions

(i)	Table of general mortality rate	UP-94
(ii)	Table of mortality rate of disability	CSO-41
(iii)	Table of entry into disability	Mercer disability onset chart
(iv)	Turnover	Not used

26. Shareholders’ Equity

a) Capital stock

At December 31, 2006 and 2005, the authorized capital is 1 trillion common or preferred shares. The subscribed and fully paid-in capital stock at the close of the year 2006 amounts to R$5,074,941, comprised of 988,758,654 thousand shares, without par value and distributed as follows (in thousand share lots): 512,480,332 common shares and 476,278,322 preferred shares. The book values per share of the outstanding shares as of December 31, 2006 (988,758,654 thousand shares) and at December 31, 2005 (987,715,620 thousand shares) are R$7.41 and R$7.46, respectively, per thousand share lot, expressed in reais.

b) Revenue reserves

b.1) Legal reserve

The constitution of this reserve is mandatory based on 5% of net annual income up to the limit of 20% of the paid-up capital, or 30% of the capital stock taken together with capital reserves. After this limit, no further appropriation of this reserve is mandatory. The legal reserve may only be used for future capital increase or to offset accumulated deficits.

b.2) Unrealized income reserve

This reserve originated from the Telebrás spin-off (Note 1), and resulted from net gains on the monetary restatement of the balance sheet and from the equity pick up of investments. The reserve is realized when dividends are received from the subsidiary Embratel. At December 31, 2005, the amount realized was R$54,433. During 2006, there was no realization of such reserve.

Since Law No. 10,303/01 became effective, the Unrealized Earnings Reserve has been constituted by the amount of the statutory dividend, calculated according to the Company’s by-laws or the terms foreseen in article 202 of the No. 10,303/01, in excess of realized net earnings for the year. Therefore, the amounts of the reserve constituted as from the issuance of Law No. 10,303/01 represent the postponed dividend itself, instead of its base for realization.

In connection with Circular Letter CVM/SEP/SNC No. 01/2005, the Unrealized Earnings Reserve balance which originated under the old criteria will keep its original characteristics, i.e., the realized amount will compose the basis for calculation of dividends.

b.3) Reserve for investments

At December 31, 2006, the amount of R$51,605 was reversed from the Reserve for Investments to Retained Earnings (accumulated losses), for the payment of dividends and other uses.

At December 31, 2005, the Company established an investment reserve with the remaining adjusted net income for the period, in the amount of R$73,465, and transferred to this reserve remaining retained earnings, in the amount of R$5,807.

c) Treasury shares

At December 31, 2005, the Company held 1,043,034 thousand of its own preferred shares in treasury, and 100% of these shares were disposed of during 2006.

The market value per thousand shares lot at the end of 2005, expressed in reais was R$6.80.

d) Dividends

According to the Company by-laws, dividends must be at least 25% of the adjusted net income according to Corporate Law.

Net income of the year	105,846
Constitution of legal reserve	(5,292)

Adjusted net income – basis for calculation of statutory dividends	100,554

Minimum percentage dividends	25

Dividends	25,138

Additional dividends for payment to the preferred shares	121,536

Total of dividends	146,674

Preferred shares are do not have voting rights except under limited circumstances and they are assured (i) preemptive rights in the payment of minimum non-cumulative dividends of 6% p.a. on the amount resulting from the subscribed capital divided by the total number of Company shares, or (ii) receipt of dividends 10% higher than that paid on each common share in the event of liquidation of the Company.

In 2006, were calculated dividends to the stockholders of the preferred shares, as described below:

Subscribed capital stock	5,074,941
Minimum percentage of mandatory dividends	6%

304,497

Total number of shares	988,758,654,307

Total number of preferred shares	476,278,322,363

Single value per thousand share	0.31
Dividends	146,674

At December 31, 2006, the Company recognizes R$21,835 of dividends receivable from its subsidiary TdB.

The subsidiary Embratel received from its subsidiary Star One R$103,355 of interim dividends at December 21, 2006, and R$34,338 of interest on shareholders’ equity at December 21, 2006, for results computed up to October 31, 2006.

Additionally, the subsidiary Embratel recorded, as of December 31, 2006, interest on shareholders’ equity, net of withholding income tax, receivable from its subsidiaries Star One and Click 21 in the amount of R$6,137 (R$48,989 at December 31, 2005); and dividends of R$31,417 (R$110,136 at December 31, 2005) and R$27,837 receivable from its subsidiaries Star One and PMS, respectively.

e) Destination of adjusted net income

Net income of the year	105,846
Constitution of legal reserve	(5,292)

Adjusted net income	100,554

Minimum dividends – 25%	(25,138)
Use of reversal reserve for investment	46,120
Additional dividends for payment to the preferred shares	(121,536)

-

f) Stock option plan

The stock option plan was approved at the Annual Shareholders General Meeting held at December 17, 1998 and is regulated by the Management Commission of the stock option plan within the limits of its authority.

The contracts grant to directors and employees the option of acquiring preferred shares at a pre-defined price on the grant date, establishing terms and conditions under which the beneficiary is eligible to exercise the option (vesting period), within the maximum limit of 10 years.

The acquired shares will maintain all of the rights pertaining to the shares of equal class and type, including dividends.

According to rules established in the Stock Options Plan, upon the change in shareholding control of the Company on July 23, 2004, the granted options became exercisable, and may be exercised within the original concession terms received by each beneficiary.

Number of purchase options of preferred shares (thousand share lot)

Open options as of December 31, 2004	7,168,494

Options cancelled in 2005	(3,606,806)
Options sold in 2005	(391,529)

Open options as of December 31, 2005	3,170,159

Options cancelled in 2006	(565,775)
Options sold in 2006	(1,708,059)

Open options as of December 31, 2006	896,325

Weighted average exercise price of the purchase options at
December 31, 2006 (per thousands of shares, expressed in reais)	7.71

As required by CVM Official Letter No. 01/07, item 25.10, had the Company opted for accruing, in the statements of income, the loss in sales of treasury shares incurred during the year, net income for the year ended December 31, 2006 would have been decreased by R$5,818, totaling R$100,028.

g) Reconciliation of net income (loss) of the Company to those of the consolidated financial statements

The difference between net income of the Company and consolidated, refers to donations recorded in shareholders’ equity of the subsidiaries, in the amount of R$173 at December 31, 2005.

27. Transactions with Related Parties

Transactions with related parties are conducted according to conditions and terms similar to those practiced by the market, and the most important balances and values are shown below:

	Consolidated

	2006	2005

ASSET
Current
Accounts receivable
Techtel	27	7
Claro Group	447,418	233,825
NET	7,508	5,144

Accounts receivable (call center)
Claro Group	7,468	6,497
NET	941	-

Foreign Administrators
Telmex – México	2,274	2,832
Telmex – Chile	1,215	1,843
Telmex – Argentina	3,346	3,113
Telmex – USA	5,369	943
Conecel – Ecuador	-	120

Related parties
Claro Group	-	794

Other current assets
NET	31,922	-

(a)
Amounts receivable from Claro Group refer mainly to long-distance telephone traffic originating from prepaid and postpaid terminals of this Company’s users and from international roaming terminals in the CLARO network. This also includes telecommunication services provided directly to CLARO, referring mainly to transmission capacity supplied.

(b)	Amounts receivable from NET refer mainly to internet services provided by the subsidiary Embratel, as well as voice services (0800 and VIPLINE).

(c)	Call center amounts receivable refer to telephone services provided by the subsidiary BrasilCenter to Claro Group and NET.

(d)	Amounts receivable from foreign administrators refer to long-distance telephone traffic originating from terminals abroad to be received by terminals in Brazil.

	Consolidated

	2006	2005

LIABILITIES
Current
Accounts payable
Claro Group	354,926	188,664
NET	10,691	-

Foreign administrators
Telmex – México	1,766	5,448
Telmex – Chile	651	928
Telmex – USA	1,078	802
Telmex – Argentina	1,643	1,779

Related parties
Telmex – USA	-	91

Loans – Inbursa bank (2)	-	58,525

(a) Amounts payable to NET, Claro Group and foreign administrators refer to the use of these companies’ networks for originating or terminating long-distance calls.

	Consolidated

	2006	2005

STATEMENTS OF INCOME
Operating revenue
Domestic traffic
TdB (1)	-	42,923
Claro Group	155,556	376,862
NET	49,387	4,151
International traffic
Telmex – Mexico	2,768	2,587
Telmex – Argentina	789	1,214
Telmex – USA	16,235	-

Telmex – Chile	603	1,079

Techtel	-	24

Conecel – Ecuador	-	135

Call Center

Claro group	49,236	46,401

NET	7,500	-

Cost of services provided

Domestic traffic

TdB (1)	-	(13,286)

Claro Group	(767,622)	(459,182)

NET	(6,397)	-

Internacional traffic

Techtel	-	(79)

Telmex – Mexico	(860)	(2,777)

Telmex – Argentina	(688)	(1,215)

Telmex – USA	(666)	(645)

Telmex – Chile	(679)	(698)

General and administrative

Claro Group	-	(153)

NET	(4,253)	-

Financial

Interest on loans – Inbursa bank (2)	(155)	(13,904)

(1)	Company acquired on October 24, 2005 (Note 1). The amounts described in the statements of income refers to the period from January 2005 to the date of acquisition.

(2)	Interest rate: three month Libor + spread of 0.9% Maturity of principal: November 30, 2006 Guarantee: promissory note

On November 22, 2005, the subsidiary Embratel published a notice of material event informing the market of its association with NET, to provide telecommunication services to NET customers. On February 8, 2006, the parties signed a memorandum of understanding establishing the new business model aimed at sharing results, to provide subscribers with integrated video, broadband and voice (triple-play) services through NET’s bidirectional network. The sale of this new product (Net Fone) was initiated at the end of March 2006.

Not only does the subsidiary Embratel benefit from NET’s network, but it also has access to its subscribers’ database and distribution channels.

Additionally, it was signed the “Contrato de Locação de Fibra Ótica” (Optic Fiber Lease Contract) that permits subsidiary Embratel to lease NET’s surplus fiber. This agreement allows the subsidiary Embratel to increase its access network to the market as a whole and represents an important step for the Company to speed up the time to market of integrated telecommunication services (local and long distance voice, data, broadband, Internet, image and outsourcing).

The main transactions carried out by the Company involving NET are recorded based on prices and conditions defined as follows:

  Special projects - these are paid based on the percentage of costs incurred for each project.
  Network access expense - these are paid in accordance with the increase in Net Fone subscribers’ base.
  Optical fiber lease expense - these are paid in accordance with a specific agreement under usual market conditions.

The subsidiary Embratel has also entered into an agreement with Claro Group for 360 days, renewable for up to 20 years subject to approval by the General Shareholders’ Meeting, having as object the acquisition by Claro of the Backbone Capacity for its use, made up of the own capacity of the subsidiary Embratel necessary for the interconnection of Claro Backbone stations and other stations that come be added to the topology of this Backbone. The capacity designed for connection of Claro’s radio-base stations with the other network elements or satellite capacities is not included in the agreement, and will only be made available through specific agreement.

28. Insurance (unaudited)

The Company’s Management considers that all assets and liabilities of any material value and risks related thereto have been covered by insurance.

a) Subsidiary Embratel

At December 31, 2006, the subsidiary Embratel had Operating Risk type insurance policies for the total risk amount of R$14,013,607, and maximum indemnity limit equal to R$803,509, including own equipment and that of third parties housed on its premises and including coverage for loss of profits. The assets and liabilities and material risks are covered by insurance in accordance with the concession contracts.

b) Subsidiary Star One

At December 31, 2006, the subsidiary had Operating Risk type insurance policies, including loss of profits, for the total material damage risk amount of R$199,366, and maximum indemnity limit for material damages equivalent to R$84,403.

The insurance policies for satellites in orbit B3 and B4 have been renewed until June 30, 2007 and the eleven (11) AMC12 transponders until September 13, 2007.

c) Subsidiaries VSP and VSA

At December 31, 2006, these subsidiaries had Operational Risk insurance, including loss of profits. The total coverage of the Operational Risk policy is R$2,005,851 and the maximum limit of indemnity is equivalent to R$567,251.

d) Subsidiary TdB

At December 31, 2006, the subsidiary had Operating Risk type insurance policies, including loss of profits, for the total material damage risk amount of R$641,018, and maximum indemnity limit for material damages equivalent to R$101,326.

e) Subsidiary PMS

At December 31, 2006, the subsidiary had Operating Risk type insurance policies, including loss of profits, for the total material damage risk amount of R$148,670, and maximum indemnity limit for material damages equivalent to R$19,798.

f) Subsidiary BrasilCenter

At December 31, 2006, the subsidiary had Operating Risk type insurance policies, including loss of profits, for the total material damage risk amount of R$85,214, and maximum indemnity limit for material damages equivalent to R$55,472.

29. Director’s Fees

During the years 2006 and 2005, director’s fees were recorded as Operating Expenses in the amount of R$461 (consolidated R$9,803 in 2006 and R$9,896 in 2005).

30. Commitments with ANATEL (unaudited)

The table below shows the main indicators of commitments in connection with the Universal Goals General Plan (UGGP) and Quality Goals General Plan (QGGP) related to the concession for rendering domestic long-distance (DLD) and international long-distance (ILD) services of the subsidiary Embratel:

	Position in
	December	Target for
Indicator	2006	2006/2020

Rate of international long distance calls completed in each period of the greatest conventional switching telephone services
Daytime	66.1%	70.0%
Nighttime	62.8%	70.0%
Rate of domestic long distance calls completed in each period of the greatest conventional switching telephone services
Daytime	73.8%	70.0%
Nighttime	72.3%	70.0%
Rate of calls completed to telephone answering services of up to 10 seconds per period of greatest conventional switching telephone serviced(2)
Daytime	96.0%	95.0%
Nighttime	97.2%	95.0%
Requests for public use telephone repairs per 100 telephones in service	2.8	8
Number of accounts with complaints of errors in each 1000	1.0	2
Number of telephones in public use (TUP) in service	1,575	(1)

Notes:

(1)	There is no regulation, one target established for the indicator.

(2)
In 2006, the targets (except for the rate of international long distance calls completed) started to be determined separately at the CN (national code) level; for purposes of reporting one single figure for these cases, the arithmetic mean of the figures shown on ANATEL’s website was used.

31. Agreements with Operators

The subsidiary Embratel formalized agreements with fixed and mobile telecommunication companies, thus settling disputes at the administrative, legal and business levels arising among the parties over several years, establishing guidelines and commitments that will govern their relationship, and aiming to avoid new disputes in the future.

These agreements settled long-standing disputes among the parties, especially those involving unsettled transactions relating to interconnection and co-billing services pending from prior years. None of these transactions involve present or future periods.

The Company’s Management believes that the agreements will enable a better operating relationship with these companies and an enhanced ability to assess business among the parties, as the agreements include clearer regulations that can lead to a solution of pending matters and prevent future disputes among the parties.

The effect of these agreements in the consolidated figures was as follows:

	Consolidated

	2006	2005

Net operating revenue	12,758	35,014
Cost of services and goods sold	(3,489)	2,331
Sale of services	2,492	29,492
Other operating income (expenses), net	7,674	69,829
Income tax and social contribution (1)	21,768	(25,104)

Total	41,203	111,562

(1) Includes the tax effects of current income tax and social contribution.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 02, 2007

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results wi ll actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.